Exhibit 99.2

ANNUAL & SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES
OF XORTX THERAPEUTICS INC.
TO BE HELD ON MARCH 24, 2026

Dated February 25, 2026

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact XORTX’s proxy solicitation agent:

Laurel Hill Advisory Group

Canada/US Toll Free: 1-877-452-7184

International: 1-416-304-0211

Text Message: Text “INFO” to 416-304-0211 or 1-877-452-7184

Email: assistance@laurelhill.com

3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1
T + 1 403 455 7727 | xortx.com | TSXV / NASDAQ : XRTX

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL & SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES

OF XORTX THERAPEUTICS INC. TO BE HELD ON MARCH 24, 2026

Dated February 25, 2026

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (“Management Information Circular”) is furnished in connection with the solicitation of proxies by the management and the directors of XORTX Therapeutics Inc. (“XORTX” or the “Company”) for use at the annual and special meeting of the shareholders (the “Shareholders”) of the Company (the “Meeting”) to be held at the offices of the Company at 3710 – 33rd Street NW, Calgary, Alberta at 10:00 a.m. (Calgary time) on Tuesday, March 24, 2026, and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”). The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding common shares of the Company (“Common Shares”) in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Management Information Circular to beneficial owners of Common Shares and obtaining proxies therefrom. The cost of the solicitation will be borne directly by the Company.

Laurel Hill Advisory Group is acting as the Company’s proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill Advisory Group by calling or texting “INFO” to 1-877-452-7184 toll free in Canada/U.S. or 416-304-0211 (International); or by e-mail at: assistance@laurelhill.com. The Company will be paying Laurel Hill Advisory Group a fee of $36,000, plus reasonable out-of-pocket expenses.

No person is authorized to give any information or to make any representation other than those contained in this Management Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Management Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

This Management Information Circular is being sent to both registered and non-registered owners of the Common Shares.

Registered Holders

Registered Holders may vote their Common Shares in advance of the Meeting by submitting their voting instructions in one of the following manners: (i) on the internet at www.meeting-vote.com, or by phone at 1-888-489-5760, or (ii) by returning a completed, signed and dated Form of Proxy by mail to TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1 (a return envelope is provided for that purpose), in each case no later than 10:00 a.m. (Calgary time) on March 20, 2026 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays in the Province of Calgary) prior to the commencement of the reconvened Meeting (the “Proxy Deadline”). Registered Holders may also vote in person at the Meeting. However, even if you plan to attend the Meeting in person, the Company recommends that you vote your Common Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

Non-Registered Shareholders

Only registered Shareholders, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or
(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited in Canada, and the Depository Trust Company in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.; Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Services (Broadridge). Broadridge mails a voting instruction form (“VIF”) in lieu of a proxy provided by the Company. The completed VIF must be returned by mail (using the return envelope provided) or by facsimile. Non-Registered Shareholders may call go online to www.proxyvote.com or call a toll-free number to vote. Alternatively, the completed VIF may be returned by mail (using the return envelope provided) or by facsimile; or
(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own.

Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

The Company may also use Broadridge’s QuickVote™ service. Laurel Hill Advisory Group may contact eligible Non-Registered Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) to conveniently obtain their vote directly over the telephone.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST complete an additional step and obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you MUST then submit such legal proxy to TSX Trust Company at tsxtrustproxyvoting@tmx.com.

Shareholders who have questions or need assistance with voting their shares may contact Laurel Hill Advisory Group, the proxy solicitation agent, by calling or texting “INFO” to 1-877-452-7184 toll free in Canada/U.S. or 416-304-0211 (International); or by e-mail at: assistance@laurelhill.com.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Management Information Circular are directors and/or officers of the Company. A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to TSX Trust Company in time for use at the Meeting in the manner specified in the Notice of Meeting.

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the office of the Company, 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 at any time prior to 10:00 a.m. (Calgary time) on the second last business day preceding the day of the Meeting or any adjournment thereof; (ii) with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1 at any time prior to 12:00 p.m. (Toronto time) on the second last business day preceding the day of the Meeting or any adjournment thereof; or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who has submitted a proxy can change their vote by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held in sufficient time prior to the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Exercise of Discretion by Proxies

The Common Shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon. In the absence of instructions, such Common Shares will be voted for each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the Common Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

How to Vote

Voting is Easy. Vote well in advance of the proxy deadline of March 20, 2026 at 10:00 a.m. (Calgary time)

	Registered Shareholders	Non-Registered Shareholders
	Common Shares held in wn name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Internet	www.meeting-vote.com	www.proxyvote.com
Telephone	1-888-489-5760	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed envelope.	Return the voting instruction form in the enclosed envelope.

Questions or Require Voting Assistance?

Contact our proxy solicitation agent:

Call or Text “INFO” to 1-877-452-7184 or 1-416-304-0211

Email: assistance@laurelhill.com

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record thereof to one vote per Common Share at all meetings of the Shareholders. As at the close of business on February 20, 2026, there were 6,962,218 Common Shares outstanding.

Record Date

The directors of the Company have fixed February 20, 2026 as the record date for the determination of the Shareholders entitled to receive notice of the Meeting. Shareholders of record at the close of business on February 20, 2026, will be entitled to vote at the Meeting and at all adjournments thereof unless, after the record date: (i) a new shareholder; or (ii) a holder of record transfers his, her or its Common Shares to a transferee, and the new shareholder or the transferee (as the case may be), upon producing properly endorsed share certificates or otherwise establishing that he, she or it owns such Common Shares, requests, not later than two business days before the Meeting, that the new shareholder’s or transferee’s name (as the case may be) be included in the list of shareholders entitled to vote such Common Shares, in which case such new shareholder or transferee shall be entitled to vote such Common Shares at the Meeting.

Ownership of Securities of the Company

As at February 20, 2026, to the knowledge of the directors and officers of the Company, as at the date of this Management Information Circular, no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.       PRESENTATION OF FINANCIAL STATEMENTS

At the Meeting, the Chairman of the Meeting will present to Shareholders the audited consolidated financial statements of the Company for the years ended December 31, 2024 and December 31, 2025 and the auditor's reports thereon. The financial statements are available on the Company’s website at https://www.xortx.com/investors/financial-information/financial-results and on the Company’s SEDAR+ profile at www.sedarplus.ca.

2.       ELECTION OF DIRECTORS

The board of directors (the “Board”) currently consists of five members. At the Meeting, shareholders will be invited to elect five directors. The table and the notes thereto state the names of all persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof. Each director of the Company holds office until his successor is elected at the next meeting of the Company, or any adjournment thereof, or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Position with the Company	Director of the Company Since	Principal Occupation for Five Preceding Years	# of Common Shares Owned or Controlled(1)
Anthony J. Giovinazzo Ontario, Canada	Non-Executive Chair	June 6, 2022	Director, Conavi Medical Inc. (formerly Titan Medical Inc.) since September 2020; Executive Chair, Kalgene Inc., a private company since July 2021; Director, Cosciens Biopharma Inc. since May 2026; former Director and CEO (November 2009 to March 2017), Cynapsus Therapeutics Inc., a TSX and Nasdaq listed company, that was acquired in an all-cash transaction with Sunovion Pharmaceuticals Inc. for $841 million. Former Director, ProMIS Neurosciences Inc. (March 2017 to September 2020), Pond Technologies Holdings Inc. (October 2020 to June 2021); and Microbix Biosystems Inc. (December 2020 to March 2022).	9,625 Common Shares 19,488 Options
Dr. Allen Davidoff Alberta, Canada	Director, President and Chief Executive Officer	January 9, 2018	Current President and Chief Executive Officer of the Company since January 9, 2018 and its predecessor company, XORTX Pharma Corp. since July 2012; former Chief Scientific Officer and co-founder, Stem Cell Therapeutics Inc (Trillium Therapeutics). (November 2004 to December 2011).	126,448 Common Shares 8,191 Warrants 19,423 Options
Krysta Davies Foss Toronto, Canada	Nominee	December 31, 2025	Over 24 years’ experience in industry research, health economics, patient support programs, social media strategy and background investigations, in Canada, the USA and internationally. Current Managing Director / CEO, Triad Strategic Services Inc. since May 2002.	2,770 Common Shares 20,000 Options
Raymond Pratt Maryland, USA	Director	December 20, 2021	Current Senior Medical Advisor, Savara, Inc. since November 2025; former Chief Medical Officer, Savara, Inc. (November 2022 to November 2025) and Principal, RDP Pharma Consulting since April 2022; former Chief Development Officer and Chief Medical Officer, Rockwell Medical, Inc. (2012 – 2022).	Nil Common Shares 8,888 Options
Paul Van Damme Ontario, Canada	Director	January 25, 2018	Former Director, OncoQuest Inc., a subsidiary of Quest PharmaTech Inc. (November 2015 to February 2020) and former Chief Financial Officer, Definium Therapeutics, Inc. (formerly Mind Medicine (MindMed) Inc.) (August 2019 to April 2020).	323 Common Shares 7,962 Options

Note:
(1)	The information as to Common Shares beneficially owned, not being within the knowledge of the Company, has been furnished by directors individually.

As at the date of this Management Information Circular, the directors and senior officers of the Company as a group, directly and indirectly, beneficially own or exercise control or direction over 139,166 Common Shares, representing approximately 2.0% of the issued and outstanding Common Shares.

Other than as noted below, none of the directors or executive officers:

(a)	is, as at the date of this Management Information Circular, or was within 10 years before the date of this Management Information Circular, a director or chief executive officer or chief financial officer of any company that:

(i)	was the subject of an order (as defined in National Instrument 51-102F5) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is at the date hereof, or has been within 10 years before the date of this Management Information Circular, a director or executive officer of any company that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets other than; or

(b)	has, within the 10 years before this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Majority Voting for Directors

The Board has adopted a majority voting policy (the “Majority Voting Policy”) stipulating that each director nominee must be elected by a majority of the votes cast by Shareholders with respect to his or her election. If a director nominee is not elected by at least a majority of the votes cast, the nominee will submit his or her resignation promptly after the shareholders’ meeting to the Chairman of the Board, which will become effective only upon acceptance by the Board. The Board will consider such resignation, all factors considered relevant by the Board, including without limitation, the stated reasons (if any) why Shareholders withheld votes from the election of that director nominee, the effect such resignation may have on the Company’s ability to comply with applicable corporate or securities law requirements, the Company’s other corporate governance policies, applicable regulations or commercial agreements regarding the composition of the Board, the dynamics of the Board and any applicable stock exchange’s listing standards. Within 90 days of the shareholders’ meeting, the Board will decide whether or not to accept the resignation. A director who tenders a resignation pursuant to the Majority Voting Policy is not permitted to participate in any meetings of the Board or committee of the Board at which his or her resignation is being considered. Once the Board has decided whether to accept a resignation pursuant to the Majority Voting Policy, the Company will promptly issue a news release with the Board’s decision and provide a copy to the TSX Venture Exchange (the “TSXV”). In the event the Board does not accept a resignation, it will include full reasons for its decision in the news release. The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on the Company’s website at https://www.xortx.com/investors/corporate-governance.

Proxies received in favour of management will be voted FOR the election of the above-named nominees, unless the shareholder has specified in the proxy that the Common Shares are to be withheld from voting in respect thereof. Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that the Common Shares are to be withheld from voting in respect of the election of directors.

3.       Appointment of Auditor

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of Davidson & Company LLP, Chartered Professional Accountants (“Davidson”) to serve as the auditor of the Company until the next annual meeting of Shareholders and to authorize the directors of the Company to fix the auditor's remuneration as such. Davidson was appointed auditor effective January 16, 2025 to replace Smythe LLP Chartered Professional Accountants ("Smythe"). The appointment of Davidson was made due to Smythe no longer performing audits on SEC registrant companies. Smythe (formerly Morgan & Company LLP) was retained as auditor of the Company's predecessor XORTX Pharma Corp. and continued as auditor from January 9, 2018, the date of the reverse take-over between APAC Resources Inc. and XORTX Pharma Corp. to form XORTX Therapeutics Inc. until January 16, 2025.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of the auditor, the persons named in the enclosed form of proxy intend to vote FOR the appointment of DAVIDSON & company LLP CHARTERED PROFESSIONAL ACCOUNTANTS to serve as auditor of the Company until the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration.

4.       RE-Approval of Stock Option Plan

The Company maintains a Stock Option Plan (the "Option Plan") for the benefit of directors, officers, employees, consultants and other service providers of the Company and its subsidiaries in order to assist the Company in attracting, retaining and motivating such persons by providing them with the opportunity, through stock options ("Options"), to acquire an increased proprietary interest in the Company.

The Option Plan authorizes the issuance of Options up to an aggregate of 10% of the issued Common Shares from time to time. There are currently 6,962,218 Common Shares of the Company issued and outstanding, and therefore the current 10% threshold is 696,222 Common Shares available for Options grants under the Option Plan. Options may be granted under the Option Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of the Company.

The Option Plan limits the number of Options which may be granted to any one individual to not more than 5% of the total issued Common Shares in any 12 month period (unless otherwise approved by the disinterested Shareholders), and not more than 10% of the total issued Common Shares to all insiders at any time or granted over any 12 month period. The number of Options granted to any one consultant or person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total issued Common Shares. Any Options granted under the Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board.

Options under the Option Plan may be granted at an exercise price which is at or above the current discounted market price on the date of the grant. In the event of the death or permanent disability of an optionee, any Option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any Option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any Option granted to such optionee will be cancelled as at the date of termination.

A copy of the Option Plan, updated to reflect the Company’s listing on the TSXV, is attached as Schedule “C” to this Management Information Circular.

As of February 20, 2026, Options to purchase an aggregate of 149,761 Common Shares are outstanding under the Option Plan leaving a balance of 546,461 Options available for issuance under the Option Plan.

Shareholders are being asked to re-approve and confirm the Option Plan. In order to confirm and re-approve the Option Plan a majority of votes cast at the meeting must be voted in favour of the Option Plan.

Accordingly, Shareholders will be asked to approve the following resolution:

"BE IT RESOLVED THAT the Company's Plan as described in the Management Information Circular dated February 25, 2026, be and it is hereby adopted, confirmed and approved, including that the maximum number of Common Shares reserved for issuance under the Option Plan at any given time is equal to ten percent (10%) of the issued and outstanding Common Shares at the date of grant of an Option under the Option Plan."

The Board recommends that the Company's Shareholders vote FOR the approval of the Option Plan.

Unless a shareholder directs that his or her common shares are to be voted AGAINST THE APPROVAL OF THE OPTION PLAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE OPTION PLAN.

5.       SHARE CONSOLIDATION

On October 13, 2021, the Common Shares were listed on the NASDAQ Capital Market (“Nasdaq”). On April 17, 2025, the Company was notified by Nasdaq of its failure to comply with the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”), requiring the Common Shares to maintain a minimum bid price of US$1.00 per Common Share, and was given until October 14, 2025 to regain compliance. The Company now has until April 13, 2026 to meet the requirement (the “Second Compliance Period”). If at any time during the Second Compliance Period, the closing bid price of the Common Shares is at least US$1.00 per Common Share for at least a minimum of 10 consecutive business days, Nasdaq will provide the Company with written notification that the Company has achieved compliance with the Minimum Bid Price Requirement and will consider deficiency matters closed. If compliance with the Minimum Bid Price Requirement cannot be demonstrated by April 13, 2026, Nasdaq will provide written notification that the Common Shares will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Nasdaq Hearings Panel (the “Panel”). The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, that such appeal would be successful. Accordingly, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain its listing on Nasdaq.

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, to approve, confirm and adopt, with or without variation, an ordinary resolution to amend the articles of the Company to consolidate all of the Company’s issued and outstanding Common Shares on an up to five to one (5:1) basis (the “Consolidation”), with the ratio to be selected and implemented by the board of directors of the Company (the “Board”) (if at all) at any time prior to delisting to ensure continued listing on Nasdaq. On a post-Consolidation basis, assuming a five to one Consolidation, the Company will have, as of the effective date of the Consolidation, 1,392,444 Common Shares issued and outstanding, assuming completion on the basis of one (1) new Common Share for every five (5) pre-Consolidation Common Shares outstanding. All outstanding options and warrants and other rights to acquire securities of the Company, if any, will be adjusted for the Consolidation, in accordance with the adjustment provisions contained in the instruments governing such securities.

The number of pre-Consolidation Common Shares in the ratio must be a whole number of Common Shares. The Consolidation remains subject to receipt of all necessary regulatory approvals, including approval of the TSX Venture Exchange (the “TSXV”).

If the Board decides to implement the Consolidation on the basis of five to one, upon completion of the Consolidation the number of Common Shares issued and outstanding will be reduced from 6,962,218 Common Shares as of February 20, 2026 to approximately 1,392,444 Common Shares.

It is the position of the Board that the Consolidation is necessary and critical for the future success of the Company. The Company’s primary source of capital are investors residing in the United States and maintaining its Nasdaq listing is an essential requirement to access capital from U.S. based investors. Without its Nasdaq listing, the Company will have little to no access to raising meaningful capital to continue its business or pursue strategic transactions. As such, the Board’s conclusion is that the Consolidation is in the best interests of the Company, its Shareholders and other stakeholders. The benefits of the Consolidation could also include:

•	Compliance with Minimum Bid Price Requirement for Continued Listing on Nasdaq: The Consolidation is expected to result in the Company regaining compliance to maintain its listing on Nasdaq, a U.S. based stock exchange that provides greater access to capital.
•	Anticipated Higher Share Price: The Consolidation is expected to result in the trading price of the Common Shares increasing to reflect the Consolidation ratio. A higher price per share would place the Company’s Common Shares at a level that is more typical of shares of other widely-owned publicly traded companies that are in XORTX’s peer group of companies.
•	Provides Ability to Maximize Shareholder Value Through Potential Transactions: The Company continues to review value-enhancing transactions. Contingent to pursuing transactions is the continued listing on the Nasdaq;
•	Increased Investor Interest: A higher post-Consolidation price of the Common Shares could increase investor interest in the Company as a higher price per share may qualify the Common Shares for certain institutional investors and investment funds that otherwise may be prevented under their investing mandates or guidelines from investing in the Common Shares at the current price. Also, a smaller number of Common Shares trading at a higher price may make the Company more attractive to other new investors, and could further enhance the value of the Common Shares held by current Shareholders.

As of the date of this Management Information Circular, to regain compliance for continued listing on Nasdaq, the Common Shares will require Consolidation to meet the Minimum Bid Price Requirement of US$1.00. Accordingly, in order to meet the Minimum Bid Price Requirement, the Board and management are recommending Shareholder approval of the potential Consolidation outlined above as this provides the Board with flexibility to achieve the desired results of the Consolidation to meet Nasdaq’s Minimum Bid Requirement to regain compliance for the Company’s listing on Nasdaq. The Company’s listing on Nasdaq is required to continue to advance the Company’s products to clinical trial phase. In determining the Consolidation ratio within the range to be authorized by the Share Consolidation Resolution (as defined below), the Board may consider a series of factors, including the following:

•	historical trading prices and trading volumes of the Common Shares;
•	the Common Shares’ continuing eligibility to remain listed on Nasdaq;
•	the anticipated impact of the Consolidation on future trading prices and trading volumes of the Common Shares;
•	trading price thresholds that affect the ability of certain equity market participants to invest or recommend investments in the Common Shares;
•	the adequacy of public distribution of the Common Shares following the implementation of the Consolidation; and
•	prevailing general market and economic conditions.

If the Share Consolidation Resolution is approved and the Board determines to proceed with the Consolidation, the Consolidation will take effect on a date to be coordinated with the TSXV and Nasdaq and announced in advance by the Company. The Consolidation will be implemented on the basis authorized by the Shareholders and determined by the Board, as described above.

No further action on the part of Shareholders will be required in order for the Board to implement the Consolidation. The Share Consolidation Resolution also authorizes the Board to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, to do so. The Board would exercise this right if it determined that the Consolidation was no longer required or in the best interests of the Company and its Shareholders.

Certain Risks of the Consolidation

No Guarantee of an Increased Share Price or Trading Liquidity

The effect of the Consolidation upon the market price of the Common Shares cannot be predicted with any certainty, and the history of similar share consolidations for corporations similar to the Company is varied. There can be no assurance that the total market capitalization of the Common Shares immediately following the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Consolidation will remain higher than the per-share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. In addition, a decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of the Consolidation.

There can also be no assurance that the implementation of the Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on Nasdaq or any other exchange on which the Common Shares are listed or that the Common Shares will not be delisted at some future date from the such stock exchanges because the Company fails to meet the applicable continued listing requirements.

Although the Company believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares by potentially expanding the pool of investors that may consider investing, there is no assurance that implementing the Consolidation will achieve this result.

Shareholders May Hold Odd Lots Following the Consolidation

The Consolidation may lead to an increase in the number of Shareholders who will hold “odd lots”; that is, a number of shares not evenly divisible into board lots (a board lot is either 100, 500 or 1,000 shares, depending on the price of the shares). As a general rule, the cost to Shareholders transferring an odd lot of Common Shares is somewhat higher than the cost of transferring a “board lot”. Nonetheless, despite the risks and the potential increased cost to Shareholders in transferring odd lots of post-Consolidation Common Shares, the Board believes the Consolidation is in the best interest of all Shareholders and the Company.

Effect on Common Share Certificates

If the Board decides to proceed with the Consolidation, a letter of transmittal (the “Letter of Transmittal”) will be sent to registered Shareholders. In order to obtain a certificate(s) representing the post-Consolidation Common Shares after giving effect to the Consolidation, each registered Shareholder will be requested to complete and execute the Letter of Transmittal and deliver same to TSX Trust Company or Continental Stock Transfer & Trust Company (collectively, the “Transfer Agent”), together with their Common Share certificates representing their pre-Consolidation Common Shares in accordance with the instructions set out in the Letter of Transmittal. The certificates that are surrendered shall be exchanged for new certificates (or direct registration statements) representing the number of post-Consolidation Common Shares to which such registered Shareholder is entitled as a result of the Consolidation. No delivery of a new certificate (or direct registration statement) to a registered Shareholder will be made until the registered Shareholder has surrendered his, her or its existing certificates representing the pre-Consolidation Common Shares. Until surrendered, each Common Share certificate representing pre-Consolidation Common Shares shall be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. In the event that the Consolidation is not implemented, all Common Share certificates delivered pursuant to a Letter of Transmittal will be returned to the respective registered Shareholders. In addition, after the exchange of pre-Consolidation Common Share certificates for post-Consolidation Common Share certificates (or direct registration statements), Shareholders will have no further interest with respect to any fractional pre-Consolidation Common Shares.

Registered Shareholders who do not deliver their Common Share certificates representing pre-Consolidation Common Shares and all other required documents to the Transfer Agent on or before the sixth anniversary of the effective date of the Consolidation will lose their rights to receive post-Consolidation Common Shares in exchange for their existing pre-Consolidation Common Shares. Non-registered Shareholders holding their Common Shares through an Intermediary should note that Intermediaries may have different procedures for processing the Consolidation than those that will be put in place by the Company for registered Shareholders. If you hold your Common Shares with an Intermediary and you have questions in this regard, you are encouraged to contact your Intermediary.

Any registered Shareholder whose share certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and Letters of Transmittal to the Transfer Agent is the responsibility of the registered Shareholder and neither the Company nor the Transfer Agent will have any liability in respect of share certificates and/or Letters of Transmittal which are not actually received by the Transfer Agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued pursuant to the Consolidation and no cash will be paid in lieu of fractional post-Consolidation Common Shares. In the case of fractional Common Shares resulting from the Consolidation, fractions of a Common Share shall be rounded down to the nearest whole Common Share. The elimination of fractional interests will reduce the number of post-Consolidation registered Shareholders to the extent that there are registered Shareholders holding Common Shares that are less than the consolidation ratio. This is not, however, the purpose for which the Company is proposing to effect the Consolidation.

No Dissent Rights

Under the Business Corporations Act (British Columbia) (“Business Corporations Act”), the Shareholders do not have any dissent and appraisal rights with respect to the proposed Consolidation.

Shareholder Approval Authorizing the Consolidation

Pursuant to the Company’s articles, the Company may by ordinary resolution consolidate all or any of its unissued, or fully paid issued, shares, and, if applicable, alter its notice of articles and articles accordingly.

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve the following ordinary resolution (the “Share Consolidation Resolution”), with or without variation, to approve the proposed Consolidation:

“RESOLVED, as an ordinary resolution of the shareholders of XORTX Therapeutics Inc. (”XORTX”), with or without amendment, that:

1.	XORTX Therapeutics Inc. (the “Company”) be and it is hereby authorized to file articles of amendment under the Business Corporations Act (British Columbia) (the “Business Corporations Act”) to amend its articles of association (“Articles”) to change the number of issued and outstanding common shares of the Company (the “Common Shares”) by consolidating the issued and outstanding Common Shares on the basis of up to five (5) pre-consolidation Common Shares for every one (1) post-consolidation Common Shares (the “Consolidation”), such amendment to become effective at a date in the future to be determined by the board of directors of the Company (the “Board”) when the Board considers it to be in the best interests of the Company to implement such Consolidation, but in any event not later than one year after the date on which this resolution is approved, subject to approval of the TSX Venture Exchange and any other securities exchange on which the Common Shares are then listed.
2.	The amendment to the Articles giving effect to the Consolidation will provide that no fractional Common Shares will be issued in connection with the Consolidation and that the number of post-Consolidation Common Shares to be received by a registered shareholder will be rounded down to the nearest whole number of Common Shares that such holder would otherwise be entitled to receive upon the implementation of the Consolidation.
3.	Notwithstanding that this ordinary resolution has been duly adopted by the shareholders of the Company the Board be and it is hereby authorized, in its sole discretion, to revoke this ordinary resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the shareholders of the Company.
4.	Any one director or officer of the Company be and is hereby authorized to do all such further acts and things and execute all such documents and instruments as may be necessary or desirable to give effect to the matters contemplated by this ordinary resolution, including but not limited to the filing of amendments to the articles and notice of articles under the Business Corporations Act.”

Management recommends that the Shareholders vote in favour of the ordinary resolution to approve the Consolidation as set out above. In order for the ordinary resolution to approve the Consolidation to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting. In the absence of contrary directions, the persons named in the enclosed form of proxy intend to vote in favour of the approval of the Consolidation.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not known to the management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION OF DIRECTORS

Non-Executive Directors’ Fees

During the period ended December 31, 2024, other than Anthony Giovinazzo who is paid US$125,000 for Chairman services, the non-executive directors of the Company received an annual fee of $12,000 and for each meeting exceeding 30 minutes, each committee chair received a fee of $700 and each member of a committee received a fee of $300 for director services.  Effective April 1, 2025, the annual fee for non-executive directors, excluding Anthony Giovinazzo, was increased from an annual fee of $12,000 to US$20,000. No bonuses were paid by the Company to its directors for the years ended December 31, 2024 and December 31, 2025.

Each member of our Board is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

Director Compensation Table

The following table provides information regarding compensation paid to the non-executive directors of the Company in respect of the financial years ended December 31, 2024 and December 31, 2025. Compensation disclosure relating to Allen Davidoff, who is both a director and a Named Executive Officer, is disclosed under the heading “Statement of Executive Compensation – Summary Compensation Table”.

Director Name	Fiscal Year	Fees Earned(1) ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Pension Value ($)	All Other Compen- sation ($)	Total ($)
Krysta Davies Foss (2)	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A
William Farley (3)	2025	18,594	Nil	Nil	Nil	Nil	Nil	18,594
	2024	10,857	Nil	5,353	Nil	Nil	Nil	16,210
Anthony Giovinazzo	2025	124,976	Nil	Nil	Nil	Nil	Nil	124,976
	2024	123,333	Nil	6,799	Nil	Nil	Nil	129,932
Abigail Jenkins (3)	2025	17,513	Nil	Nil	Nil	Nil	Nil	17,513
	2024	6,933	Nil	21,218	Nil	Nil	Nil	28,151
Raymond Pratt	2025	17,303	Nil	Nil	Nil	Nil	Nil	17,303
	2024	8,662	Nil	5,353	Nil	Nil	Nil	14,015
Patrick Treanor (3)	2025	18,084	Nil	Nil	Nil	Nil	Nil	18,084
	2024	10,771	Nil	Nil	Nil	Nil	Nil	10,771
Paul Van Damme	2025	19,097	Nil	Nil	Nil	Nil	Nil	19,097
	2024	11,883	Nil	5,353	Nil	Nil	Nil	17,236

Notes:

(1)	Director fees for the year ended December 31, 2024 and until March 31, 2025 were earned in Canadian dollars. The amounts included in the table have been converted to USD, the Company’s presentation currency.
(2)	Krysta Davies Foss was appointed to the Board effective December 31, 2025.
(3)	William Farley, Abigail Jenkins and Patrick Treanor resigned as directors effective December 31, 2025.

Share-Based Awards and Option-Based Awards

The following table sets forth information with respect to all outstanding share-based and option-based awards to directors who are not Named Executive Officers as at December 31, 2024 and December 31, 2025.

Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Krysta Davies Foss (3)	Nil	N/A	N/A	N/A	N/A	N/A	N/A
William Farley (4)	2,366 1,522 3,333 2,222	16.91 22.86 14.40 4.50	Mar 31, 2026	Nil	N/A	N/A	N/A
Anthony Giovinazzo	16,666 2,822	14.40 4.50	Jun 06, 2027 Mar 04, 2029	Nil	N/A	N/A	N/A
Abigail Jenkins (4)	8,000	5.00	Mar 31, 2026	Nil	N/A	N/A	N/A
Raymond Pratt	3,333 3,333 2,222	22.86 14.40 4.50	Dec 21, 2026 Jun 06, 2027 Mar 04, 2029	Nil	N/A	N/A	N/A
Patrick Treanor (4)	8,000	2.90	Mar 31, 2026	Nil	N/A	N/A	N/A
Paul Van Damme	2,839 2,407 3,333 2,222	14.79 22.86 14.40 4.50	Jun 23, 2025(5) Dec 21, 2026 Jun 06, 2027 Mar 04, 2029	Nil	N/A	N/A	N/A
Notes:
(1)	Options granted to directors are typically not subject to vesting.
(2)	The closing price of the Company’s Shares on December 31, 2024 was C$1.69 and C$0.77 on December 31, 2025, the last trading day of each financial year.
(3)	Krysta Davies Foss was appointed as a director effective December 31, 2025.
(4)	William Farley, Abigail Jenkins and Patrick Treanor resigned as directors effective December 31, 2025. The Option Expiration Date for all options granted to William Farley, Abigail Jenkins and Patrick Treanor have been accelerated to March 31, 2026 in accordance with the terms of the Option Plan.
(5)	Expired during the year ended December 31, 2025.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of awards under the Option Plan to directors that vested during the financial years ended December 31, 2025 and December 31, 2024 and bonuses awarded to directors, for the financial years ended December 31, 2025 and December 31, 2024.

Name	Option-Based Awards - Value Vested During Year(1)(2) (C$)		Share-Based Awards - Value Vested During Year(3) (C$)		Non-Equity Incentive Plan Compensation - Value Earned During Year (C$)
	2025	2024	2025	2024	2025	2024
Krysta Davies Foss (4)	Nil	N/A	N/A	N/A	N/A	N/A
William Farley (5)	Nil	Nil	N/A	N/A	N/A	N/A
Anthony Giovinazzo	Nil	Nil	N/A	N/A	N/A	N/A
Abigail Jenkins (5)	N/A	N/A	N/A	N/A	N/A	N/A
Raymond Pratt	Nil	Nil	N/A	N/A	N/A	N/A
Patrick Treanor (5)	Nil	Nil	N/A	N/A	N/A	N/A
Paul Van Damme	Nil	Nil	N/A	N/A	N/A	N/A
Notes:
(1)	This amount is the dollar value that would have been realized if the options held by such individual had been exercised on the vesting date(s). This amount is computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.
(2)	The actual value of the options granted to the director will be determined based on the market price of the Common Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting reflected in the table above.
(3)	This amount is the dollar value realized computed by multiplying the number of Common Shares by the market value of the underlying Common Shares on the vesting date.
(4)	Krysta Davies Foss was appointed as a director effective December 31, 2025.
(5)	William Farley, Abigail Jenkins and Patrick Treanor resigned as directors effective December 31, 2025.

STATEMENT OF EXECUTIVE COMPENSATION

In accordance with NI 51-102 and the related form requirements, this Management Information Circular includes certain comparative data and information for prescribed prior years.

Compensation Philosophy and Objectives of Compensation Programs

The following section describes the significant elements of the Company’s executive and director compensation program. The Named Executive Officers for the year ended December 31, 2024 include Allen Davidoff, CEO, Michael Bumby, CFO, James Fairbairn, former CFO, Stacy Evans, CBO and Stephen Haworth, CMO and for the year ended December 31, 2025 include Allen Davidoff, CEO, Michael Bumby, CFO, James Fairbairn, former CFO, Stacy Evans, CBO and Stephen Haworth, CMO.

Overview

Compensation Philosophy

The goal of our compensation program is to attract, retain and motivate our employees and executives. The Board and our Compensation Committee are responsible for setting our executive compensation and establishing corporate performance objectives. In considering executive compensation, the Board strives to ensure that our total compensation is competitive within the industry in which we operate and supports our overall strategy and corporate objectives. The combination of base salary, annual incentives and long-term incentives that we provide our executive officers is designed to accomplish this. The Compensation Committee considers the implications of the risks associated with our compensation policies and practices. Named Executive Officers and directors are not permitted to engage in the short selling of, or sell call options or buy put options in respect of, the securities of the Company except as may be permitted under the provisions of the British Columbia Business Corporations Act (the “BCBCA”) and applicable securities laws.

Components of Compensation Package

Compensation for the executive officers is composed primarily of three components: base compensation, performance bonuses and the granting of Options.

Determining Compensation

Our Board is responsible for ensuring that the Company has in place an appropriate plan for executive compensation ensuring that total compensation paid to all executive officers is fair and reasonable and is consistent with the Company’s compensation philosophy and in line with industry practice.

Our Board and Compensation Committee review the performance of the executive officers and consider a variety of factors, when determining compensation levels. These factors, which are informally discussed by the Board and Compensation Committee, include the long-term interests of the Company and its Shareholders, the financial and operating performance and objectives of the Company and each executive officer’s individual performance, contribution towards meeting corporate objectives, responsibilities and length of service. Our Board believes that the compensation arrangements for the Company’s executive officers are commensurate with the executive officer’s position, experience and performance. The directors and Compensation Committee of the Company will continue to review compensation philosophy to ensure that the Company is competitive and that compensation is consistent with the performance of the Company.

Risk-Management Implications

The Compensation Committee exercises discretion in relation to compensation and the allocation of ‘at-risk’ compensation (being cash bonuses and securities-based compensation), to encourage and reward performance that advances the Company’s strategic objectives while mitigating the Company’s exposure to business and financial risks including those identified in the Company’s Annual Information Form and Management’s Discussion and Analysis. The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking to achieve growth. The following aspects of the Company’s executive compensation program are designed to encourage practices and activities that should enhance long-term value and sustainable growth and limit incentives that could encourage inappropriate or excessive risk-taking:

•	an annual cash bonus target, determined as a percentage of an executive’s annual salary, that may be earned in a calendar year;
•	staged vesting over a three year period of Options granted to executives with a maximum of one-third vesting per annum; and

The Compensation Committee regularly considers risks associated with the Company’s compensation policies and practices. The Compensation Committee has not identified compensation policies or practices that are reasonably likely to have a material adverse effect on the Company.

Compensation Mix

The Company compensates its executive officers through base salary, cash bonuses, the award of Options under the Company’s Option Plan at levels which the Compensation Committee believes are reasonable in light of the performance of the Company under the leadership of the executive officers. The objective of the compensation program is to provide a combination of short, medium and long term incentives that reward performance and also are designed to achieve retention of high-quality executives.

The following table provides an overview of the elements of the Company’s compensation program.

Compensation Element	Award Type	Objective	Key Features
Base Salary	Salary	Provides a fixed level of regularly paid cash compensation for performing day-to-day executive level responsibilities.	Recognizes each officer’s unique value and historical contribution to the success of the Company in light of salary norms in the industry and the general marketplace.
Annual Cash Bonuses	Annual non-equity incentive plan	Motivates executive officers to achieve key corporate objectives by rewarding the achievement of these objectives.	Discretionary cash payments recommended to the Board by the Compensation Committee based upon contribution to the achievement of corporate objectives and individual performance.
Long-Term Incentives	Option- based awards	Long-term, equity-based, incentive compensation that rewards long-term performance by allowing executive officers to participate in the long-term appreciation of the Company’s Common Shares. The Compensation Committee believes that the granting of Options is required in order for the Company to be competitive with its peers from a total remuneration standpoint and to encourage executive officer retention.	Annual and special incentive stock option awards granted as determined by the Board, typically based on recommendations from the Compensation Committee. Options are granted at market price, generally vest equally over 36 months and have a term of five years.

The Named Executive Officers are also eligible to participate in the same benefits offered to all full-time employees. The Company does not view these benefits as a significant element of its compensation structure but does believe that they can be used in conjunction with base salary to attract, motivate and retain individuals in a competitive environment.

Assessment of Compensation

In determining appropriate levels of executive compensation, the Compensation Committee utilizes publicly available compensation surveys and information contained within annual proxy circulars. The Compensation Committee also takes into account recommendations made by the Chief Executive Officer in respect of the Named Executive Officers (other than himself). In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purposes of establishing compensation levels relative to any predetermined point. In the Compensation Committee’s view, external and third-party survey data provides an insight into external competitiveness, but is not an appropriate single basis for establishing compensation levels. This is primarily due to the differences in the size, scope and location of operations of comparable corporations and the lack of sufficient appropriate matches to provide statistical relevance.

Salary: Base salary is intended to compensate core competences in the executive role relative to skills, experience and contribution to the Company. Base salary provides fixed compensation determined by reference to competitive market information. The Compensation Committee believes that salaries should be competitive and, as such, should provide the executive officers with an appropriate compensation that reflects their level of responsibility, industry experience, individual performance and contribution to the growth of the Company. The 2023 base salaries of the Named Executive Officers of the Company disclosed in the “Summary Compensation Table”, were established primarily on this basis.

Annual Cash Bonuses: Bonuses are paid at the discretion of the Board on recommendation of the Compensation Committee, based upon the performance of the individual, achievement of corporate objectives and the individual executive’s contribution thereto. Bonuses awarded by the Compensation Committee are intended to be competitive with the market while rewarding executive officers for meeting qualitative goals, including delivering near-term financial and operating results, developing long-term growth prospects, improving the efficiency and effectiveness of business operations and building a culture of teamwork focused on creating long-term shareholder value. Consistent with the flexible nature of the annual bonus program, the Compensation Committee determines on an annual basis the goals of management and the weighting of such goals in determining annual bonuses. The Board can exercise discretion to award compensation absent attainment of a pre-determined performance goal, or to reduce or increase the size of a bonus award. To date, the Board has not exercised its discretion to award a bonus absent attainment of applicable performance goals. The Compensation Committee considers not only the Company’s performance during the year with respect to the qualitative goals, but also with respect to market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances. In sum, the Compensation Committee analyzes the total mix of available information on a qualitative, rather than quantitative, basis in making bonus determinations. Target bonuses for Named Executive Officers may be exceeded if an executive officer is instrumental in the achievement of favourable milestones in addition to pre-determined objectives, and in circumstances where an executive’s individual commitment and performance is exceptional.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Compensation Committee reviews the achievement of the Company's objectives set at the beginning of the year, and assesses each element contained in the corporate objectives. During the 2024 fiscal year none of the key goals were met due to financing constraints. The Company’s key goals for the year ended December 31, 2024 included the following components: (1) financing goals (20% weighting); (1) investor relations performance (5% weighting); (3) regulatory advancements (60% weighting); and (4) strategic relationship advancements (15% weighting). The Company’s key goals for the year ended December 31, 2025 included the following components: (1) financing goals (50% weighting); (1) investor relations performance (10% weighting); and (3) regulatory advancements (40% weighting).

Long-Term Incentives: The allocation of Options, and the terms thereof, are integral components of the compensation package of the executive officers of the Company. The Company’s Option Plan is in place for the purpose of providing equity-based compensation to its officers, employees and consultants. The Compensation Committee believes that the grant of Options to the executive officers serve to motivate achievement of the Company’s long-term strategic objectives and the result will benefit all shareholders of the Company. Options are awarded to employees of the Company (including the directors and Named Executive Officers) by the Board based in part upon the recommendation of the Compensation Committee, which bases its recommendations in part upon recommendations of the Chief Executive Officer relative to the level of responsibility and contribution of the individuals toward the Company’s goals and objectives.

To date, Options granted to Named Executive Officers vest equally over 36 months. The Compensation Committee exercises its discretion to adjust the number of Options awarded based upon its assessment of individual and corporate performance and the anticipated future hiring requirements of the Company. Also, the CGN Committee considers the overall number of Options that are outstanding relative to the number of outstanding Common Shares of the Company and the overall number of Options held by each individual optionee relative to the number of Options that are available under the Option Plan in determining whether to make any new grants of Options and the size of such grants. The granting of specific Options to Named Executive Officers are generally reviewed by the CGN Committee for recommendation to the Board for final approval.

Performance Analysis

The following graphs show the cumulative total shareholder return over the five year periods ended December 31, 2024 and December 31, 2025 for the common shares compared to the S&P/TSX Composite Total Return Index and the S&P/TSXV Pharmaceuticals, Biotechnology and Life Sciences Index. The graph and table below show what a C$100 investment made in XORTX common shares, the S&P/TSX Composite Total Return Index and the S&P/TSXV Pharmaceuticals, Biotechnology and Life Sciences Index would be worth every year and at the end of the five year period following the initial investment.

Five Year Cumulative Total Shareholder Return for the year ended December 31, 2024

	Dec 31 2019	Dec 31 2020	Dec 31 2021	Dec 31 2022	Dec 31 2023	Dec 31 2024
XORTX Therapeutics Inc.	100.00	90.63	133.09	59.63	17.15	10.00
S&P / TSX Composite Total Return Index	100.00	102.17	124.38	113.61	122.83	144.92
S&P/TSXV Pharmaceuticals, Biotechnology and Life Sciences Index	100.00	77.01	67.04	37.67	35.30	0.83

Five Year Cumulative Total Shareholder Return for the year ended December 31, 2025

	Dec 31 2020	Dec 31 2021	Dec 31 2022	Dec 31 2023	Dec 31 2024	Dec 31 2025
XORTX Therapeutics Inc.	100.00	146.86	65.79	18.93	11.03	5.03
S&P / TSX Composite Total Return Index	100.00	121.74	111.19	120.22	141.84	181.91
S&P/TSXV Pharmaceuticals, Biotechnology and Life Sciences Index	100.00	87.05	48.92	45.84	59.11	83.65

The Compensation Committee reviews and recommends to the Board the remuneration of the Company’s Named Executive Officers. The Compensation Committee’s recommendations are based on a number of factors, including the Company’s performance as measured by the advancement of business objectives, which performance is not necessarily reflected in the trading price of the Common Shares on the TSXV and Nasdaq. The trading price of the Common Shares on the TSXV and Nasdaq is subject to fluctuation based on a number of factors, many of which are outside the control of the Company. These include, but are not limited to, conditions affecting the technology and life sciences markets, global economic conditions, fluctuations and volatility in foreign exchange rates, changes in government and legislation, and other factors, some of which are disclosed and discussed under the heading “Risks Related to the Business” in the Company’s most recently filed annual and interim Management’s Discussion and Analysis and under the heading “Risk Factors” in the most recently filed Annual Information Form of the Company, all of which are available for viewing under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Compensation Governance

The Company’s executive compensation program is administered by the Compensation Committee, now the CGN Committee (as defined below), which is comprised solely of independent directors. During the fiscal year ended December 31, 2024, the Compensation Committee was comprised of William Farley, Abigail Jenkins and Patrick Treanor (Chair). With the resignations of William Farley, Abigail Jenkins and Patrick Treanor effective December 31, 2025 and the reduction in the number of directors to five, the Board resolved to combine the Compensation Committee and the Corporate Governance and Nominating Committee forming a combined Compensation, Governance and Nominating Committee (the “CGN Committee”). The newly formed CGN Committee is comprised of Krysta Davies Foss, Anthony Giovinazzo (Chair) and Raymond Pratt. Each member of the former Compensation Committee and the current CGN Committee is independent, as defined by applicable securities legislation, and is experienced in dealing with compensation matters by virtue of having previously held senior executive or similar positions requiring such individuals to be directly involved in establishing compensation philosophy and policies and in determining overall compensation of executives.

As part of its mandate, the CGN Committee reviews and recommends to the Board the remuneration of the Company’s senior executive officers. The CGN Committee is also responsible for reviewing the Company’s compensation policies and guidelines generally. During 2024 and 2025, the Compensation Committee held four and two formal meetings, respectively and additional informal meetings to address compensation matters including matters relating to hiring decisions and option awards.

The CGN Committee has a written mandate that sets out the CGN Committee’s structure, operations, and responsibilities. Among other things, the mandate requires the Board to appoint to the Compensation Committee three or more directors who meet the independence and experience requirements of applicable securities laws and stock exchange policies, as determined by the Board. The chair of the CGN Committee may be designated by the Board or, if it does not do so, the members of the CGN Committee may elect a chair by majority vote. Decisions at CGN Committee meetings are decided by a majority of votes cast. The mandate also grants the CGN Committee access to officers, employees and information of the Company and the authority to engage independent counsel and advisors as it deems necessary to perform its duties and responsibilities. The mandate of the CGN Committee is available on the Company’s website at https://www.xortx.com/investors/corporate-governance.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of the following individuals (each, a “Named Executive Officer” or “NEO”):

(a)	each individual who acted as CEO or CFO for all or any portion of the most recently completed financial year;

(b)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), whose total compensation was, individually, more than $150,000 for the most recently completed financial year; and

(c)	any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

The following table presents the compensation awarded to, earned by or paid to each Named Executive Officers for the years ended December 31, 2025, 2024, 2023 and 2022 after giving effect to the Share Consolidation. The Company does not have compensation in the form of share-based awards (other than Options), non-equity incentive plan compensation or non-qualified deferred compensation.

Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option- Based Awards (1)(2) ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Comp-ensation(4) ($)	Total Comp-ensation ($)
					Annual Incentive Plans(3) ($)	Long-Term Incentive Plans ($)
Allen Davidoff (5) President and Chief Executive Officer	2025	324,738	Nil	5,640	Nil	Nil	Nil	Nil	330,378
	2024	343,505	Nil	25,334	48,150	Nil	Nil	Nil	416,989
	2023	337,794	Nil	40,642	Nil	Nil	Nil	Nil	378,436
	2022	369,494	Nil	61,834	Nil	Nil	Nil	3,512	434,840
Michael Bumby (6) Chief Financial Officer	2025	160,980	Nil	6,326	Nil	Nil	Nil	Nil	167,306
	2024	6,515	Nil	207	Nil	Nil	Nil	Nil	6,722
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
James Fairbairn (7) Former Chief Financial Officer	2025	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2024	149,820	Nil	5,314	Nil	Nil	Nil	Nil	155,134
	2023	76,201	Nil	Nil	Nil	Nil	Nil	Nil	76,201
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stacy Evans (8) Chief Business Officer	2025	150,000	Nil	Nil	Nil	Nil	Nil	Nil	150,000
	2024	157,500	Nil	Nil	Nil	Nil	Nil	Nil	157,500
	2023	280,000	Nil	Nil	Nil	Nil	Nil	Nil	280,000
	2022	44,946	Nil	Nil	Nil	Nil	Nil	Nil	44,946
Stephen Haworth (9) Chief Medical Officer	2025	96,000	Nil	2,593	Nil	Nil	Nil	Nil	98,593
	2024	96,000	Nil	9,748	14,445	Nil	Nil	Nil	120,193
	2023	200,229	Nil	15,041	Nil	Nil	Nil	Nil	215,270
	2022	226,313	Nil	24,712	12,500	Nil	Nil	Nil	263,525
Notes:
(1)	Represents Options to purchase Common Shares of the Company, with each option upon exercise entitling the holder to acquire one Share. The grant date fair value has been calculated in accordance with Section 3870 of the CPA Canada Handbook. The value of option-based awards was determined using the Black-Scholes option pricing model. These Options were granted, and the Company’s Share trading price is reported in, Canadian dollars. All amounts above are in CDN$, calculated using the currency rates in effect on the date of grant.
(2)	The actual value of the Options granted to the Named Executive Officers will be determined based on the market price of the Common Shares at the time of exercise of such Options, which may be greater or less than grant date fair value reflected in the table above. See “Outstanding Share-Based and Option-Based Awards - Named Executive Officers”.
(3)	Annual Incentive Plan amounts represent discretionary cash bonuses earned in the year. See “Compensation Discussion and Analysis”.

(4)	“Nil” indicates perquisites and other personal benefits did not exceed C$50,000 or 10 percent of the total of the annual salary of the Named Executive Officer during the reporting period. “All Other Compensation” includes perquisites and other benefits including vehicle allowance, parking, life insurance premiums and club membership fees.
(5)	Allen Davidoff was appointed as Chief Executive Officer on January 9, 2018. The amount included under Annual Incentive Plans for 2024 was awarded for the year ended December 31, 2023 and paid in fiscal 2024.
(6)	Michael Bumby was appointed Chief Financial Officer on December 18, 2024. The amounts included for 2024 reflect the period from December 18, 2024 to December 31, 2024.
(7)	James Fairbairn was appointed Chief Financial Officer on June 28, 2023 and resigned effective December 18, 2024.
(8)	Stacy Evans commenced consulting on behalf of the Company on September 1, 2022 and was appointed as Chief Business Officer on November 16, 2022. The amounts included for 2022 reflect the period from September 1, 2022 to December 31, 2022.
(9)	Stephen Haworth was appointed as Chief Medical Officer on July 14, 2021. The amount included under Annual Incentive Plans for 2024 was awarded for the year ended December 31, 2023 and paid in fiscal 2024.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information with respect to all outstanding Options granted under the Option Plan to the Named Executive Officers, as at December 31, 2024 and December 31, 2025.

	Option-Based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Allen Davidoff	4,732 2,222 10,535 6,666	14.79 22.86 14.40 4.50	Jun 23, 2025(4) Jan 12, 2027 Jun 06, 2027 Mar 04, 2029	Nil	N/A	N/A	N/A
Michael Bumby	13,000	1.75	Dec 18, 2029	Nil	N/A	N/A	N/A
Stacy Evans	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Stephen Haworth	2,366 1,111 2,222 3,333	21.66 22.86 12.42 4.50	Jul 14, 2026 Jan12, 2027 Nov 25, 2027 Mar 04, 2029	Nil	N/A	N/A	N/A
James Fairbairn (5)	2,366 3,333	14.79 4.50	Mar 18, 2025(4) Mar 18, 2025(4)	Nil	N/A	N/A	N/A
Notes:
(1)	Options granted to Named Executive Officers are typically subject to equal vesting over 36 months.
(2)	Calculated assuming 100% of the Options were vested and based on the closing price of the Company’s Common Shares of C$1.69 on December 31, 2024 and C$0.77 on December 31, 2025, the last trading day of each financial year.
(3)	The closing price of the Company’s Shares on December 31, 2024 was C$1.69 and C$0.77 on December 31, 2025, the last trading day of each financial year.
(4)	Expired during the year ended December 31, 2025.
(5)	James Fairbairn’s options expired March 18, 2025, 90 days post termination in accordance with the Company’s Option Plan.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of awards under the Option Plan to the Named Executive Officers of the Company that vested during the financial year ended December 31, 2025 and December 31, 2024 and bonuses awarded to Named Executive Officers, for the financial years ended December 31, 2025 and December 31, 2024.

Name	Option-Based Awards - Value Vested During Year (1)(2) (US$)		Share-Based Awards - Value Vested During Year (US$)		Non-Equity Incentive Plan Compensation- Value Earned During Year (US$)
	2025	2024	2025	2024	2025	2024 (3)
Allen Davidoff	Nil	Nil	N/A	N/A	Nil	48,150
Michael Bumby	Nil	Nil	N/A	N/A	Nil	Nil
Stacy Evans	Nil	Nil	N/A	N/A	Nil	Nil
Stephen Haworth	Nil	Nil	N/A	N/A	Nil	14,445
James Fairbairn (4)	Nil	Nil	N/A	N/A	N/A	N/A

Notes:

(1)	This amount is the dollar value that would have been realized if the Options held by such individual had been exercised on the vesting date(s). This amount is computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the Options under the option-based award on the vesting date.
(2)	This amount is the dollar value realized computed by multiplying the number of Common Shares by the market value of the underlying Common Shares on the vesting date.
(3)	Amounts included under Non-Equity Incentive Plan Compensation are amounts awarded for the year ended December 31, 2023 and paid in fiscal 2024.
(4)	James Fairbairn resigned effective December 18, 2024.

Pension Plan Benefits

The Company has not established a pension plan for the benefit of its executive officers that provides for payments or benefits at, following, or in connection with retirement.

Deferred Compensation Plans

The Company does not have any deferred compensation plans relating to a Named Executive Officer.

NEO Employment Agreements and Termination and Change of Control Benefits

NEO Employment Agreements

Allen Davidoff, CEO

The Company employs its director Dr. Allen Davidoff as its President and Chief Executive Officer at an annual salary of US$321,000, pursuant to an Employment Agreement dated November 1, 2021, between the Company and Dr. Allen Davidoff (the “Davidoff Agreement”). The Davidoff Agreement contains standard confidentiality and non-compete clauses and has an indefinite term. The Davidoff Agreement can be terminated by Dr. Davidoff or the Company by providing 30 days’ notice. In the case of the Company providing termination notice, Dr. Davidoff would receive the equivalent of six times his then current monthly salary in a lump sum payment if terminated prior to the first anniversary and if after the first anniversary, Dr. Davidoff is entitled to a lump sum payment of 12 times his then current monthly salary. In the case of termination due to a change of control, as defined in the Davidoff Agreement, the Davidoff Agreement provides for a lump sum payment equal to 12 times his monthly base salary amount in effect at the time. As well, in accordance with the Company’s Stock Option Plan, all unvested options then held by Dr. Davidoff shall be deemed to have vested upon any such termination due to a change in control. In addition, the Board of Directors has determined a discretionary bonus of up to 75% for Allen Davidoff of his annual compensation.

Michael Bumby, CFO

The Company entered into a consulting agreement on December 16, 2024 with Michael Bumby, the Company’s Chief Financial Officer that provides for a monthly fee of CAD $18,750.00 (CAD $225,000 per annum) (the “Bumby Agreement”). The Bumby Agreement provides for a discretionary bonus up to 40% of the annual compensation, contains standard confidentiality clauses and has an indefinite term. The Bumby Agreement can be terminated by Michael Bumby or the Company by providing 90 days’ notice with no additional termination fees. In the case of a change of control, as defined in the Bumby Agreement, the Bumby Agreement provides for a lump sum payment equal to 12 times his monthly base salary amount in effect at the time plus an amount equal to the maximum performance bonus payable thereunder.

Stacy Evans, CBO

The Company entered into a contract with Stacy Evans, dated September 1, 2022 and effective September 1, 2022 for a one-year term expiring September 1, 2023, by and between the Company and Stacy Evans, for consulting services to the Company. On November 16, 2022, the Company appointed Stacy Evans to act in the capacity as chief business officer, pursuant to which he is entitled to compensation for the provision of such services of base fees of US$20,000 per month for the first 90 days and US$25,000 thereafter, such amount to be reduced should the Company engage an external party. Stacy Evans is also entitled to a transaction bonus of 0.75% or 1.25%, calculated on the value of strategic partnerships, for consummation of a transaction, with 0.75% being paid on a transaction that originated as a Company lead and 1.25% being paid on a transaction that originated as a lead from Dr. Evans, such 1.25% amount to be reduced to 0.75% should a broker-dealer be entitled to a success fee. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice or by the Company with no notice but payment of one month’s fee for services. Effective May 1, 2024, the Company and Stacy Evans entered into an Amended and Restated Consulting Agreement for a one-year term that provides for monthly compensation of $12,500 with all other terms in the September 1, 2022 contract remaining. During the period September 1, 2023 through April 30, 2024, Stacy Evans was paid $15,000 per month.

Stephen Haworth, CMO

The Company entered into a contract with Haworth Biopharmaceutical Consulting Services Inc., dated July 1, 2021 and effective July 1, 2021, as amended by the Consulting Amending Agreement, dated as of January 27, 2022, by and between the Company and Stephen Haworth, for consulting services to the Company to appoint Stephen Haworth as a consultant to act in the capacity as chief medical officer, pursuant to which Haworth Biopharmaceutical Consulting Services Inc. is entitled to compensation for the provision of such services of base fees of US$20,062.50 per month, with a discretionary bonus of up to 30% of the total value of the contract, subject to the discretion of the Compensation Committee. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice or by the Company with no notice but payment of one month’s fee for services.

The Company’s Option Plan agreements, including those agreements with the Named Executive Officers, contain a provision that if a Change of Control occurs, all Option shares subject to outstanding Options will become vested, whereupon such Options may be exercised in whole or in part subject to the approval of the TSXV, if necessary.

Termination and Change of Control Benefits

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a NEO of the Company. In connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of change of control of the Company, its subsidiaries or affiliates. Under the current NEO employment arrangements, if a severance payment triggering event were to occur, the severance payments that would be payable to each of the NEOs is as outlined in the following table.

Name	Termination by the Company ($)	Change of Control ($)
Allen Davidoff	321,000	321,000
Michael Bumby (1)	40,245	160,980
Stacy Evans	Nil	Nil
Stephen Haworth	20,063	20,063
Total	381,308	502,043

Note: (1) Converted to USD at 0.7155 exchange.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2025 with respect to compensation plans of the Company under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#) (1)
Equity compensation plans approved by Shareholders (2)(3)	129,761	$10.51	566,461
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total	129,761	$10.51	566,461

Notes:

(1)	The Option Plan is a “rolling” option plan whereby the maximum number of Common Shares that may be reserved for issuance pursuant to the Option Plan will not exceed 10% of the issued Common Shares of the Company at the time of the stock option grant.
(2)	As at February 20, 2026, 149,761 Options are outstanding, with 546,461 Options remaining available for issuance under the Option Plan.

Burn Rate

The Company’s annual burn rate under the share-based payment compensation plans for each of the four most recently completed financial years are as follows:

	2022 (1)	2023	2024	2025
Options	128,258	103,922	147,763	129,761
Options burn rate	78%	52%	42%	19%
Note: (1) Adjusted to reflect the 9:1 share consolidation that occurred November 9, 2023.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As of December 31, 2024 and December 31, 2025, there was no indebtedness of any director or officer of the Company or of any proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Management Information Circular, management of the Company is not aware of any material interest of any director or nominee for director or executive officer or anyone who has held office as such since the beginning of the Company’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

As of February 25, 2026 no director or executive officer of the Company who beneficially owns, or controls or directs, directly or indirectly more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, has or has had any material interest direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to material affect the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Company consider good corporate governance to be central to the effective and efficient operation of the Company.

The following provides information with respect to the Company’s compliance with the corporate governance requirements of the Canadian Securities Administrators set forth in NI 58-101 and Form 58-101F1 – Corporate Governance Disclosure.

Board of Directors

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. In-camera sessions, without management and non-independent directors present, are held after most meetings of the Board, or as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. The Board discharges its responsibilities directly and through the committees of the Board: the Audit Committee and the CGN Committee, both of which are comprised of three independent Board members. Each committee of the Board operates under a formal charter or mandate which is reviewed, and updated as necessary, on an annual or more frequent basis. In fulfilling its responsibilities, the Board delegates day-to-day authority to management of the Company, while reserving the ability to review management decisions and exercise final judgement on any matter. In accordance with applicable legal requirements and historical practice, all matters of a material nature are presented by management to the Board for approval.

The Board is currently comprised of five directors, 80% of which are independent (within the meaning of Section 1.4 of NI 52-110 – Audit Committees), effective as of the date of this Management Information Circular. NI 58-101 defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A "material relationship" is a relationship which could be, in the view of the board of directors of a company, reasonably expected to interfere with the exercise of a member's independent judgment. Each of Krysta Davies Foss, Anthony Giovinazzo, Raymond Pratt and Paul Van Damme are considered to be independent within the meaning of NI 58-101. Allen Davidoff, the Company’s President and CEO is not independent, as he is an officer of the Company.

The Board meets formally on an as needed basis to review and discuss the Company’s business activities, and to consider and if thought fit, to approve matters presented to the Board for approval, and to provide guidance to management. In addition, management informally provides updates to the Board between formal meetings. In general, management consults with the Board when deemed appropriate to keep it informed regarding the Company’s affairs. The Board facilitates the exercise of independent supervision over management through these various meetings.

The Board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development. The Board has free access to the Company’s external auditors, legal counsel and to any of the Company’s officers.

Other Public Company Directorships

The directors listed below are presently directors of other reporting issuers.

Director	Other Reporting Issuers
Anthony Giovinazzo	Conavi Medical Inc. and COSCIENS Biopharma Inc.

Participation of Directors in Board Meetings

In the year ended December 31, 2024, six board meetings, four Audit Committee meetings, four Compensation Committee meetings and no formal CGN Committee meetings were held. In the year ended December 31, 2025, 10 board meetings, four Audit Committee meetings, two Compensation Committee meetings and one CGN Committee meetings were held. The table below outlines attendance by each director.

Director	2024 Meetings				2025 Meetings
	Board Meetings	Audit Committee Meetings	Compen- sation Committee Meetings	CGN Committee Meetings	Board Meetings	Audit Committee Meetings	Compen- sation Committee Meetings	CGN Committee Meetings
Attendance / Number of Meetings
Allen Davidoff (1)	6 / 6	N/A	N/A	N/A	10 / 10	N/A	N/A	N/A
Krysta Davies Foss (2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
William Farley (3)	6 / 6	4 / 4	4 / 4	0 / 0	10 / 10	4 / 4	2 / 2	1 / 1
Anthony Giovinazzo	6 / 6	4 / 4	N/A	0 / 0	10 / 10	2 / 4	N/A	1 / 1
Abigail Jenkins (3)(4)	4 / 4	N/A	2 / 2	N/A	8 / 10	N/A	2 / 2	N/A
Raymond Pratt	6 / 6	N/A	N/A	0 / 0	10 / 10	N/A	N/A	1 / 1
Patrick Treanor (3)	6 / 6	N/A	4 / 4	N/A	9 / 10	N/A	2 / 2	N/A
Paul Van Damme	6 / 6	4 / 4	2 / 2	N/A	10 / 10	4 / 4	N/A	N/A
Notes:
(1)	Allen Davidoff is not a member of any sub-committee of the Board as he is not independent for the purposes of NI 52-110.
(2)	Krysta Davies Foss was appointed as a director effective December 31, 2025.
(3)	William Farley, Abigail Jenkins and Patrick Treanor resigned as directors effective December 31, 2025.
(4)	Abigail Jenkins was appointed as a director on April 8, 2024.

Orientation and Continuing Education

Historically, members of the Board who have been nominated and elected as directors are familiar with the Company and the nature of its business. The Company has established a thorough directors handbook for the purposes of onboarding new directors, providing for their initial education on the Company’s policies and their responsibilities as directors, as well as providing for their ongoing director educational requirements. Additionally, the Company’s legal counsel provides correspondence so that directors are up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The Board and senior management of the Company consider good corporate governance to be central to the effective and efficient operation of the Company.

The Board is committed to a high standard of corporate governance practices and believes that this commitment is not only in the best interest of the shareholders, but that it also promotes successful decision making at the Board level. The Board has adopted the Code of Conduct to encourage and promote a culture of ethical business conduct amongst the directors, officers, employees and consultants of the Company. The Code of Conduct is available on the Company’s website at https://www.xortx.com/investors/corporate-governance.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, and advocating awareness of the guidelines and policies detailed in the Code of Conduct. Through its meetings with management and other informal discussions with management, the Board believes the Company's management team likewise promotes and encourages a culture of ethical business conduct throughout the Company's operations, and the management team is expected to monitor the activities of the Company's employees, consultants and agents in that regard.

Nomination of Directors

The Board, the CGN Committee and the individual directors hold the responsibility for the nomination and assessment of new directors. When presenting shareholders with a slate of nominees for election, the Board considers the following:

•	the competencies and skills necessary for the Board as a whole to possess;
•	the competencies and skills necessary for each individual director to possess;
•	competencies and skills which each new nominee to the Board is expected to bring; and
•	whether the proposed nominees to the Board will be able to devote sufficient time and resources to the Company.

The Board also recommends the number of directors on the Board to shareholders for approval, subject to compliance with the requirements of the BCBCA and the Company's articles and by-laws. Between annual shareholder meetings, the Board may appoint directors to serve until the next annual shareholder meeting, subject to compliance with the requirements of the BCBCA. Individual directors are responsible for assisting the Board in identifying and recommending new nominees for election to the Board, as needed or appropriate.

The Board will periodically assess the appropriate number of directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Board will consider various potential candidates to serve as director to the Company. Candidates may come to the attention of the Board through current directors or management, shareholders or other persons. These candidates will be evaluated at a regular or special meeting of the Board, and may be considered at any point during the year.

Audit Committee

The Company’s Audit Committee is comprised of three directors: Krysta Davies Foss, Anthony Giovinazzo and Paul Van Damme (Chair), all of whom are considered financially literate and independent (as such terms are defined in NI 52-110). The relevant education and experience of the members of the Audit Committee is included below.

During the years ended December 31, 2024 and December 31, 2025, the Audit Committee held four and four meetings, respectively. The Audit Committee is responsible for the Company’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. The Audit Committee is also responsible for reviewing the Company’s financial strategies, its financing plans and its use of the equity and debt markets.

The full text of the charter of the Company’s Audit Committee is attached hereto as Schedule "B” and is available on the Company’s website at https://www.xortx.com/investors/corporate-governance.

Composition of the Audit Committee

The Company’s Audit Committee is currently comprised of three directors: Krysta Davies Foss, Anthony Giovinazzo and Paul Van Damme (Chair), all of whom are considered financially literate and independent (as such terms are defined in NI 52-110).

Relevant Education and Experience

Paul Van Damme (Chair) – Paul Van Damme is a Chartered Professional Accountant with over 45 years business experience. He holds a Bachelor of Commerce degree from the University of Toronto and an MBA from the Rotman School of Management. He is an experienced accountant having worked for PricewaterhouseCoopers in their Toronto and London, UK offices and he has held the position of CFO with a number of Canadian and US private and public companies including Allelix Biopharmaceuticals Inc., Vasogen Inc. and Structural Genomics Consortium, a UK-based charity. Paul Van Damme is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act. Paul Van Damme is also an “audit committee financial expert” as defined by Form 20-F.

Krysta Davies Foss – Krysta Davies Foss has 25+ years of experience advising pharmaceutical and biotechnology companies on development strategy, commercialization, and market preparedness across a broad range of therapeutic areas. She currently serves as Chief Executive Officer of Triad Strategic Services, a leading pharma and biotech strategy consulting firm. In addition to her executive role, Ms. Davies Foss serves on multiple boards, including the Canadian Organization for Rare Disorders (CORD), and has provided strategic intelligence and advisory services to organizations ranging from incubators and early-stage startups to large multinational pharmaceutical companies. Her experience spans the full product development lifecycle, from early innovation through global commercialization. Krysta Davies Foss is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act.

Anthony Giovinazzo – Anthony Giovinazzo is the former Chief Executive Officer and Director of Cynapsus Therapeutics, a Nasdaq listed specialty pharmaceutical company. He is a Chartered Director and Audit Committee Certified, both from The Directors College, a degree granting affiliate of McMaster University, Hamilton, Ontario. He also completed the Leadership and Strategy in Pharmaceuticals and Biotech from Harvard Business School, Boston, Massachusetts in 2006, a Masters of Business Administration from IMD, Geneva, Switzerland in 1986, a Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School, York University, Toronto, Ontario in 1984, and a Bachelor of Arts in Economics and Accounting from McMaster University in 1978. Anthony Giovinazzo is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed fiscal year, the Company’s Board has adopted all recommendations of the Audit Committee to nominate or compensate an external auditor.

Audit Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the external auditor of the Company for professional services rendered to the Company during the financial years ended December 31, 2025, 2024 and 2023:

Year Ended	Audit Fees ($)	Audit-Related Fees ($)	Tax Fees ($)	All Other Fees ($)
December 31, 2025	99,376	Nil	Nil	19,396
December 31, 2024	70,329	121	3,987	6,550
December 31, 2023	80,126	528	3,090	8,793

Audit Fees – aggregate fees billed for professional services rendered by the auditor for the audit of the Company’s annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Fees – aggregate fees billed for professional services rendered by the auditor and were comprised primarily of audit procedures performed related to the review of quarterly financial statements and related documents.

Tax Fees – aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

All Other Fees – aggregate fees billed for professional services which included accounting advice and advice related to relocating employees.

Compensation, Governance and Nominating Committee (the “CGN Committee”)

Effective December 31, 2025, the Board combined the Compensation Committee and the Corporate Governance and Nominating Committee to form the CGN Committee. In addition to the responsibilities related to compensation, the CGN Committee assists the Board with respect to corporate governance and director nomination matters. The CGN Committee is currently comprised of Krysta Davies Foss, Anthony Giovinazzo (Chair) and Raymond Pratt. All members of the CGN Committee are independent.

During the years ended December 31, 2024 and December 31, 2025, the former Compensation Committee held four and two meeting, respectively and the former Corporate Governance and Nominating Committee held none and one meeting, respectively. The Charter of the CGN Committee is available on the Company’s website at https://www.xortx.com/investors/corporate-governance and below is an outline of the governance and nominating responsibilities of the CGN Committee. The compensation responsibilities are outlined under Compensation Governance Compensation Philosophy and Objectives of Compensation Programs, sub-section Compensation Governance.

With respect to director nominations, the CGN Committee's responsibilities include:

•	recommending suitable candidates for election or appointment as directors, specifying the criteria for the overall composition of the Board and the desirable individual characteristics for directors, which form the basis of each recommendation;
•	maintaining an overview of the size and membership of the Board ensuring that qualifications required under any applicable laws are maintained and advising the Chair on the potential resignation of a director in circumstances where:
o	such director does not meet the eligibility rules under the Company’s conflict of interest guidelines; or
o	the credentials underlying the appointment of such director change;

•	reviewing annually the credentials of nominees for re-election considering:
o	an evaluation of the effectiveness of the Board and the performance of each director;
o	the continuing validity of the credentials underlying the appointment of each director; and
o	continuing compliance with the eligibility rules under the Company’s conflict of interest guidelines;
•	whenever considered appropriate, directing the Chair and/or Lead Director to advise each candidate prior to his/her appointment of the credentials underlying the recommendation of that candidate's appointment;
•	recommending to the Board the allocation of Board members to each of the Board committees and, when a vacancy occurs in the membership of any Board committee, recommend to the Board a member to fill such vacancy;
•	having sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve fees and other terms of such engagement; and
•	annually assessing the performance of the Board, its committees and Board members and making recommendations to the Board.

With respect to corporate governance oversight, the CGN Committee's responsibilities include:

•	monitoring on a continuous basis and making recommendations to the Board concerning the corporate governance of the Company, including:
o	reviewing at least annually the corporate governance practices of the Company and recommending appropriate policies, practices and procedures;
o	reviewing at least annually the adequacy and effectiveness of the Board's governance policies and making appropriate recommendations for their improvement;
o	reviewing the corporate governance sections of the Company's management information circular distributed to shareholders, including the statement of corporate governance practices;
o	assessing shareholder proposals as necessary for inclusion in the Company's management information circular, and making appropriate recommendations to the Board;
•	implementing, as well as periodically reviewing, assessing and updating, the corporate disclosure and insider trading policy of the Company, including:
o	the appointment and monitoring of any disclosure committee established thereunder; and
o	periodically evaluating the effectiveness of the Company's disclosure controls and procedures, including but not limited to, assessing the adequacy of the controls and procedures in place;
•	establishing guidelines and parameters within which the Company and its subsidiaries shall be entitled to engage in related party transactions without specific prior approval of the CGN Committee;
•	implementing structures from time to time to ensure that the directors can function independently of management;
•	providing an appropriate orientation program for new directors and continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Company remains current, including arranging for the Board to receive regular and periodic updates on securities laws, regulations and corporate governance rules;

•	responding to requests by, and if appropriate, authorizing, individual directors to engage outside advisors at the expense of the Company;
•	implementing a process for assessing the effectiveness of the Board as a whole, the committees of the directors and individual Board based upon:
o	for directors and committee members, the mandate of the Board and charters of the relevant committees; and
o	for individual directors, their respective position descriptions (if any) as well as the skills and competencies which directors are expected to bring to the Board;
•	overseeing and monitoring any litigation, claim, or regulatory investigation or proceeding involving the Company; and
•	developing an annual work plan that ensures that the CGN Committee carries out its responsibilities.

Gender Diversity in Executive Officer Positions

The Company has not adopted a formal policy which specifies targets regarding the representation of women in executive officer positions or on its Board. While the Company believes that diversity, including gender diversity, is an important consideration in determining the makeup of its executive team, it is only one of a number of factors (which include merit, talent, experience, expertise, leadership capabilities, innovative thinking and strategic agility), that are considered in selecting the best candidates for executive positions. At the present time, the Company has one woman on the Board and one woman on its executive team.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca. The Company will provide any Shareholder of the Company, without charge, upon request to the Corporate Secretary of the Company a copy of this Management Information Circular.

APPROVAL

The contents of this Management Information Circular and the sending thereof to the Shareholders of the Company have been approved by the directors of the Company.

DATED at Calgary, Alberta, this 25th day of February, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

“Anthony Giovinazzo”
Anthony Giovinazzo
Chairman

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Schedule A
CHARTER OF THE BOARD OF DIRECTORS

GENERAL

1.	Purpose and Responsibility of the Board

By approving this Charter, the Board explicitly assumes responsibility for the stewardship of XORTX Therapeutics Inc. (the "Company") and its business. This stewardship function includes responsibility for the matters set out in this Charter, which form part of the Board's statutory responsibility to manage or supervise the management of the Company's business and affairs.

2.	Review of Charter

The Board shall review and assess the adequacy of this Charter at such times as it considers appropriate and shall make such changes as it considers necessary or appropriate.

3.	Definitions and Interpretation
3.1	Definitions

In this Mandate:

"Audit Committee" means the audit committee of the Board;

"Company" means XORTX Therapeutics Inc.

"Board" means the board of directors of the Company;

"CEO" means the Chief Executive Officer of the Company;

"Chair" means the chair of the Board;

"Charter" means this charter, as amended from time to time;

"Director" means a member of the Board;

"BCBCA" means the British Columbia Business Corporations Act, as amended; and

"Stock Exchange" means, at any time, the Canadian Securities Exchange and any other stock exchange on which any securities of the Company are listed for trading at the applicable time.

3.2	Interpretation

This Charter is subject to and shall be interpreted in a manner consistent with the articles and by-laws of the Company, BCBCA, and any other applicable legislation.

CONSTITUTION OF THE BOARD

4.	Election and Removal of Directors
4.1	Number of Directors

The Board shall consist of such number of Directors as the Board may determine from time to time, within the range set out in the Company's articles of incorporation at such time.

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4.2	Election of Directors

Directors shall be elected by the shareholders annually for a one year term, but if Directors are not elected at any annual meeting, the incumbent directors shall continue in office until their successors are elected.

4.3	Vacancies

The Board may appoint a member to fill a vacancy which occurs in the Board between annual elections of Directors, to the extent permitted by the BCBCA.

4.4	Ceasing to Be a Director

A Director will cease to hold office upon:

(i)	delivering a resignation in writing to the Company (or at such later date as may be specified in the resolution);

(ii)	being removed from office by an ordinary resolution of the shareholders at an annual or special meeting;
(iii)	his or her death; or
(iv)	becoming disqualified from acting as a Director.
5.	Criteria for Directors
5.1	Qualifications of Directors

Every Director shall be an individual who is at least 18 years of age, has not been found to be incapable of managing property or determined by a court to be incapable and does not have the status of bankrupt.

5.2	Residency

At least 25% of the Directors shall be resident Canadians.

5.3	Independence of Directors

At least a majority of the Directors shall be independent for the purposes of all applicable legal and Stock Exchange requirements.

5.4	Other Criteria

The Board may establish other criteria for Directors as contemplated in this Charter.

6.	Board Chair
6.1	Board to Appoint Chair

To the extent appropriate, the Chair shall be an independent Director.

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6.2	Chair to Be Appointed Annually

The Board shall appoint the Chair annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of a Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

6.3	Position Description

The Board may, if it deems it necessary or prudent, adopt a position description for the Chair and the chair of each committee of the Board.

7.	Remuneration of Directors
7.1	Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time.

MEETINGS OF THE BOARD

8.	Meetings of the Board
8.1	Time and Place of Meetings

Meetings of the Board shall be called and held in the manner and at the location contemplated in the Company's by-laws.

8.2	Frequency of Board Meetings

Subject to the Company's by-laws, the Board shall meet at least four times per year on a quarterly basis.

8.3	Quorum

In order to transact business at a meeting of the Board at least a majority of Directors then in office shall be present.

8.4	Secretary of the Meeting

The Chair shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

8.5	Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board.

8.6	Voting

Any matters to be determined by the Board shall be decided by a majority of votes cast at a meeting of the Board called for such purpose; actions of the Board may be taken by an instrument or instruments in writing signed by all of the members of the Board, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Board called for such purpose.

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8.7	Invitees

The Board may invite any of the Company's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

8.8	Confidentiality

The proceedings and deliberations of the Board and its committees are confidential. Each Director shall maintain the confidentiality of information received in connection with his or her services.

9.	In Camera Sessions
9.1	In Camera Sessions of Non-Management Directors

In connection with meetings of the Board, the non-management Directors shall, on a regular basis, meet without any member of management being present (including any Director who is a member of management).

9.2	In Camera Sessions of Independent Directors

To the extent that non-management Directors include Directors who are not independent Directors as contemplated in this Charter, the independent Directors shall, on a regular basis, meet with only independent Directors present.

DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD

10.	Delegation and Reliance
10.1	Delegation to Committees

The Board may establish and delegate to committees of the Board any duties and responsibilities of the Board which the Board is not prohibited by law from delegating. However, no committee of the Board shall have the authority to make decisions which bind the Company, except to the extent that such authority has been specifically delegated to such committee by the Board.

10.2	Requirement for Certain Committees

The Board shall establish and maintain an audit committee of the Board, such Audit Committee to have a mandate that incorporates all applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and the Stock Exchange as the Board may consider appropriate:

10.3	Composition of Committees

The Board will appoint and maintain in office members of its audit committee such that the composition of such committee is in compliance with listing requirements of the Stock Exchange and with such recommendations of relevant securities regulatory authorities and the Stock Exchange as the Board may consider appropriate.

10.4	Review of Charters

As required, the Board will review the charters of each committee of the Board. The Board will approve those changes to the charters that it determines are appropriate.

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10.5	Delegation to Management

General. Subject to the Company's articles and by-laws, the Board may designate the offices of the Company, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Company, except to the extent that such delegation is prohibited under the BCBCA or limited by the articles or by-laws of the Company or by any resolution of the Board or policy of the Company.

CEO Position Description. In consultation with the CEO, the Board shall, if considered necessary or prudent, adopt a position description for the CEO which:

(i)	defines the limits of management's responsibilities; and
(ii)	sets out the overall corporate goals and objectives that the CEO is responsible for meeting, taking into consideration goals and obligations relevant to CEO compensation approved by the Board.
10.6	Reliance on Management

The Board is entitled to rely in good faith on the information and advice provided to it by the Company's management.

10.7	Reliance on Others

The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

10.8	Oversight

The Board retains responsibility for oversight of any matters delegated to any committee of the Board or to management.

DUTIES AND RESPONSIBILITIES

11.	Duties of Individual Directors
11.1	Fiduciary Duty and Duty of Care

In exercising his or her powers and discharging his or her responsibilities, a Director shall:

act honestly and in good faith with a view to the best interests of the Company; and

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

11.2	Compliance with BCBCA and Constating Documents

A Director shall comply with the BCBCA and the regulations to the BCBCA as well as with the Company's articles and by-laws.

11.3	Compliance with the Company's Policies

A Director shall comply with all policies of the Company applicable to members of the Board as approved by the Board.

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12.	Responsibilities of Directors
12.1	Responsibilities Set out in Charter

A Director shall review and participate in the work of the Board necessary in order for the Board to discharge its duties and responsibilities as set out in the Charter.

12.2	Orientation and Education

A Director shall participate in any orientation and continuing education programs developed by the Company for the Directors.

12.3	Meeting Preparation and Attendance

In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

review thoroughly the material provided to the Director by management in connection with the meeting, provided that such review is practicable in view of the time at which such material was delivered to the Director; and

attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

12.4	Assessment

A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

12.5	Other Responsibilities

A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

13.	Board Responsibility for Specific Matters
13.1	Responsibility for Specific Matters

The Board explicitly assumes responsibility for the matters set out below, recognizing that these matters represent in part responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and the Stock Exchange and do not limit the Board's overall stewardship responsibility or its responsibility to manage or supervise the management of the Company's business and affairs.

13.2	Delegation to Committees

Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

14.	Corporate Governance Generally
14.1	Governance Practices and Principles

The Board shall be responsible for developing the Company's approach to corporate governance.

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14.2	Governance Principles

Governance Principles. The Board shall review and approve, if appropriate, a set of governance principles and guidelines appropriate for the Company (the "Governance Principles").

Amendments. The Board shall review the Governance Principles on a regular basis and shall adopt such changes to the Governance Principles as it considers necessary or desirable from time to time.

14.3	Governance Disclosure

Approval of Disclosure. The Board shall approve disclosure about the Company's governance practices in any document before it is delivered to the Company's shareholders or filed with securities regulators or with the Stock Exchange.

Determination that Differences Are Appropriate. If the Governance Principles differ from those recommended by Canadian securities regulators or the Stock Exchange, the Board shall consider these differences and why the Board considers them to be appropriate.

15.	Responsibilities Relating to Management
15.1	Integrity of Management

The Board shall, to the extent feasible, satisfy itself:

as to the integrity of the CEO and other executive officers; and

that the CEO and other executive officers create a culture of integrity throughout the organization.

15.2	Succession Planning

General. The Board shall be responsible for succession planning, including appointing, training and monitoring senior management.

CEO Succession. The Board shall:

(i)	adopt policies and principles for CEO selection and performance review; and
(ii)	policies regarding succession in the event of an emergency or the retirement of the CEO.
15.3	CEO Goals and Objectives

The Board shall receive recommendations of the Compensation Committee and with respect to the corporate goals and objectives that the CEO is responsible for meeting and shall approve those goals and objectives as appropriate.

15.4	Executive Compensation Policy

The Board shall receive recommendations of the Compensation Committee and make such determinations as it considers appropriate with respect to:

(a)	CEO's compensation level;
(b)	non-CEO officer compensation;

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(c)	director compensation;
(d)	incentive-compensation plans;
(e)	equity-based plans; and
(f)	policies relating to the determination and payment of bonuses.
16.	Oversight of the Operation of the Business
16.1	Risk Management

Taking into account the reports of management and such other persons as the Board may consider appropriate, the Board shall identify the principal risks of the Company's business and satisfy itself as to the implementation of appropriate systems to manage these risks.

16.2	Strategic Planning Process

The Board shall adopt a strategic planning process and shall approve as regularly as required a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business.

16.3	Internal Control and Management Information Systems

The Board shall review the reports of management and the Audit Committee concerning the integrity of the Company's internal control and management information systems. Where appropriate, the Board shall require management (overseen by the Audit Committee as appropriate) to implement changes to such systems to ensure the integrity of such systems.

16.4	Financial Statements

Financial Reporting. The Board shall receive regular reports from the Audit Committee with respect to the integrity of the Company's financial reporting system and its compliance with all regulatory requirements relating to financial reporting.

Approval of Financial Statements. The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of the Company to be delivered to shareholders. If appropriate, the Board shall approve such financial statements.

16.5	Capital Management

The Board shall receive regular reports from management on the structure and management of the Company's capital.

16.6	Code of Business Conduct and Ethics

Code of Business Conduct and Ethics. The Board will maintain a Code of Business Conduct and Ethics for the Company. In adopting this code, the Board will consider its compliance with applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and the Stock Exchange as the Board may consider appropriate.

Compliance and Disclosure. The Board will direct the Audit Committee to report any violations of the Code of Business Conduct and Ethics to the Chairman of the Board. The Board will direct the Audit Committee to monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto. The Board will consider any report of the Audit Committee concerning these matters, and will approve, if determined appropriate, the disclosure of the Code of Business Conduct and Ethics.

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Waivers. The Board shall consider any report of the Audit Committee with respect to any waiver granted to a director or senior officer of the Company from complying with the Code of Business Conduct and Ethics and shall approve or reject such request as it deems appropriate.

17.	Nomination of Directors
17.1	Nomination and Appointment of Directors

The Board shall nominate individuals for election as directors by the shareholders.

The Board shall adopt a process pursuant to which the Board shall:

(i)	consider what competencies and skills the Board, as a whole, should possess;
(ii)	assess what competencies and skills each existing Director possesses;
(iii)	consider the personality and other qualities of each Director; and
(iv)	consider the appropriate size of the Board, with a view to facilitating effective decision-making.
18.	Board Effectiveness
18.1	Position Descriptions

The Board shall review and, if determined appropriate, approve any recommendations concerning formal position descriptions for:

the Chair and for the chair of each committee of the Board; and

the CEO.

18.2	Director Orientation and Continuing Education

The Board shall review and, if determined appropriate, approve any recommendations:

a comprehensive orientation program for new Directors; and

a continuing education program for all Directors.

18.3	Board, Committee and Director Assessments

The Board shall adopt a process for assessing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors on a regular basis.

18.4	Assessment of the Board

On a regular basis, the Board shall assess its performance and effectiveness and review this Charter.

Approved and adopted by the Board of Directors on March 8, 2018.

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Schedule B
AUDIT COMMITTEE CHARTER

GENERAL

1.	Purpose and Responsibilities of the Committee
1.1	Purpose

The primary purpose of the Committee is to assist Board oversight of:

(a)	the integrity of the Company’s financial statements;
(b)	the Company’s compliance with legal and regulatory requirements;
(c)	the External Auditor’s qualifications and independence; and
(d)	the performance of the Company’s internal audit function and the External Auditor.
2.	Definitions and Interpretation
2.1	Definitions

In this Charter:

(a)	“Board” means the board of directors of the Company;
(b)	“Chair” means the chair of the Committee;
(c)	“Committee” means the audit committee of the Board;
(d)	“Company” means XORTX Therapeutics Inc.;
(e)	“Director” means a member of the Board; and
(f)	“External Auditor” means the Company’s independent auditor.
2.2	Interpretation

The provisions of this Charter are subject to the articles and by-laws of the Company and to the applicable provisions of the Business Corporations Act, and any other applicable legislation.

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.	Establishment and Composition of the Committee
3.1	Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2	Appointment and Removal of Members of the Committee
(a)	Board Appoints Members. The members of the Committee shall be appointed by the Board.

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(b)	Annual Appointments. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.
(c)	Vacancies. If a vacancy exists on the Committee, the remaining members shall exercise all of their powers so long as a quorum remains in office. If there is a vacancy of the Chair of the Committee, the members of the Committee shall appoint, by a majority vote of the remaining members, one of its members to fill the vacancy. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors, including filling a vacancy in the Chair position of the Committee or confirming a new Chair of the Committee that has been appointed by the Committee.
(d)	Removal of Member. Any member of the Committee may be removed from the Committee by a resolution of the Board.
3.3	Number of Members

The Committee shall consist of three or more Directors.

3.4	Independence of Members

Each member of the Committee shall be independent for the purposes of all applicable regulatory and stock exchange requirements. Each member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

3.5	Financial Literacy
(a)	Financial Literacy Requirement. Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee, and at least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities, as each such qualification is interpreted by the Board in its business judgment. In addition, at least one member of the Committee shall be an “audit committee financial expert” as such term is defined by the U.S. Securities and Exchange Commission.
(b)	Definition of Financial Literacy. “Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
4.	Committee Chair
4.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee who are unrelated directors (or, if it fails to do so, the members of the Committee shall appoint the Chair from among its members).

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4.2	Chair to be Appointed Annually

The designation of the Committee’s Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.	Committee Meetings
5.1	Quorum

A quorum of the Committee shall be two members.

5.2	Secretary

The Chair shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3	Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least four times per year on a quarterly basis.

5.4	In Camera Meetings

On at least an annual basis, the Committee shall meet separately with each of:

(a)	management; and
(b)	the External Auditor.
5.5	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

5.6	Voting

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.

5.7	Invitees

The Committee may invite Directors, officers, employees and consultants of the Company or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at the Company’s expense.

5.8	Regular Reporting

The Committee shall report to the Board at the Board’s next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

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6.	Authority of Committee
6.1	Retaining and Compensating Advisors

The Committee shall have the sole authority to engage independent counsel and any other advisors as the Committee may deem appropriate in its sole discretion and to set the compensation for any advisors employed by the audit committee. The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2	Funding

The Committee shall have the authority to authorize the payment of:

(a)	compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (National Instrument 52-110 – Audit Committees requires disclosure of fees by category paid to the External Auditor);
(b)	compensation for any advisors employed by the audit committee under Section 6.1 hereof; and
(c)	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
6.3	Subcommittees

The Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

6.4	Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board, but shall have no decision-making authority other than as specifically contemplated in this Charter.

6.5	Communication with Auditors

The Committee has the authority to communicate directly with External Auditors and the internal auditors.

7.	Remuneration of Committee Members
7.1	Remuneration of Committee Members

Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2	Directors’ Fees

No member of the Committee may earn fees from the Company or any of its subsidiaries other than directors’ fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company.

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SPECIFIC DUTIES AND RESPONSIBILITIES

8.	Integrity of Financial Statements
8.1	Review and Approval of Financial Information
(a)	Annual Financial Statements. The Committee shall review and discuss with management and the External Auditor the Company’s audited annual financial statements and related management’s discussion and analysis (“MD&A”) together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.
(b)	Interim Financial Statements. The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve the Company’s interim unaudited financial statements and related MD&A.
(c)	Material Public Financial Disclosure. The Committee shall discuss with management and the External Auditor:
(i)	the types of information to be disclosed and the type of presentation to be made in connection with profit or loss or earnings press releases; and
(ii)	financial information and earnings guidance (if any) provided to analysts and rating agencies.
(d)	Procedures for Review. The Committee shall be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements (other than financial statements, MD&A and profit or loss or earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.
(e)	General. To the extent the Committee deems it necessary or appropriate, the Committee may review and discuss with management and the External Auditor:
(i)	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles;
(ii)	major issues as to the adequacy of the Company’s internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;
(iii)	prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements;
(iv)	the effect on the financial statements of the Company of regulatory and accounting initiatives, as well as off-balance sheet transaction structures, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of the Company;
(v)	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

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(vi)	any financial information or financial statements in prospectuses and other offering documents;
(vii)	the management certifications of the financial statements as required under applicable securities laws in Canada or otherwise; and
(viii)	any other relevant reports or financial information submitted by the Company to any governmental body or the public.
9.	External Auditor
9.1	External Auditor
(a)	Authority with Respect to External Auditor. As a representative of the Company’s shareholders, the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. In the discharge of this responsibility, the Committee shall:
(i)	have sole responsibility for recommending to the Board the person to be proposed to the Company’s shareholders for appointment as External Auditor for the above-described purposes and recommending such External Auditor’s compensation;
(ii)	determine at any time whether the Board should recommend to the Company’s shareholders that the incumbent External Auditor should be removed from office;
(iii)	review the terms of the External Auditor’s engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and
(iv)	require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.
(b)	Independence. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:
(i)	require the External Auditor to submit on a periodic basis to the Committee a formal written statement delineating all relationships between the External Auditor and the Company consistent with The Public Company Accounting Oversight Board Rule 3526 and engage in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and recommend that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence;
(ii)	unless the Committee adopts pre-approval policies and procedures, approve any non-audit services provided by the External Auditor, provided the Committee may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and
(iii)	review and approve the policy setting out the restrictions on the Company partners, employees and former partners and employees of the Company’s current or former External Auditor.

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(c)	Issues Between External Auditor and Management. The Committee shall:
(i)	review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor’s activities or access to requested information; and
(ii)	review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor.
(d)	Non-Audit Services:
(i)	The Committee shall either:
(A)	approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of the Company to the Company (including its subsidiaries); or
(B)	adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the audit committee is informed of each non-audit service and the procedures do not include delegation of the audit committee’s responsibilities to management.
(ii)	The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full Committee at its first scheduled meeting following such pre-approval.
(iii)	The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by the Company at the time of the engagement as being non-audit services.
10.	Other
10.1	Related Party Transactions

The Committee shall review and approve all related party transactions in which the Company is involved or which the Company proposes to enter into.

10.2	Expense Accounts

The Committee shall review and make recommendations with respect to:

(a)	the expense account summaries submitted by the President and Chief Executive Officer on an annual basis;
(b)	the Company’s expense account policy, and rules relating to the standardization of the reporting on expense accounts.
10.3	Whistle Blowing

The Committee shall put in place procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

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(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
10.4	Code of Business Conduct and Ethics

The Committee shall receive and report any violations of the Code of Business Conduct and Ethics to the Chairman of the Board and will monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto.

11.	Performance Evaluation

On a regular basis, the Committee shall follow the process established by the Board for assessing the performance and effectiveness of the Committee.

12.	Charter Review

The Committee shall review and assess the adequacy of this Charter on an annual basis and recommend to the Board any changes it deems appropriate.

Approved and adopted by the Board on October 28, 2021.

Schedule C
STOCK OPTION PLAN

See attached.

XORTX THERAPEUTICS INC.

STOCK OPTION PLAN

1.            PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Consultants, Consultant Company or Management Company Employees (as such terms are defined below) of the Company and its subsidiaries, or an Eligible Charitable Organization (collectively “Eligible Persons”), to be known as the “Stock Option Plan” (the “Plan”). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to ten years, as determined by the board of directors of the Company, to buy shares of the Company at a price equal to the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchange and approved by the Board.

2.            DEFINITIONS

In this Plan, the following terms shall have the following meanings:

“Associate” means an “Associate” as defined in the National Instrument 45-106.

“Board” means the Board of Directors of the Company.

“Change of Control” means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

“Company” means XORTX Therapeutics Inc. (formerly APAC Resources Inc.) and its successors.

“Consultant” means a “Consultant” as defined in NI 45-106.

“Consultant Company” means a corporation controlled or operated by a Consultant.

“CSA” means the Canadian Securities Administrators, and for British Columbia in particular, the B.C. Securities Commission.

“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)	being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or
(b)	acting as a director or officer of the Company or its subsidiaries.

“Eligible Persons” has the meaning given to that term in section 1 hereof.

“Employee” means an “Employee” as defined in NI 45-106.

“Exchange” means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed.

“Expiry Date” means the date set by the Board under subsection 3.1 of the Plan, as the last date on which an Option may be exercised.

“Grant Date” means the date specified in the Option Agreement as the date on which an Option is granted.

“Insider” means an “Insider” as defined in the British Columbia Securities Act.

“Investor Relations Activities” means “Investor Relations Activities” as defined in the TSXV policies.

“Joint Actor” has the meaning defined in NI 62-103, The Early Warning System and Related Take-Over Bid and insider Reporting Issues.

“Management Company Employee” means an Employee of an “external management company” as such term is defined under Form 51-102F6 “Statement of Executive Compensation” in respect of financial years ending on or after December 31, 2008, of NI 51-102, “Continuous Disclosure Obligations” published by the CSA.

“Market Price” of Shares at any Grant Date means the last closing price per Share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date, or if the Shares are not listed on any stock exchange, “Market Price” of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

“NI 45-106” means NI 45-106, “Prospectus and Registration Exemptions” published by the CSA.

“Option” means an option to purchase Shares granted pursuant to this Plan.

“Option Agreement” means an agreement, in the form attached hereto as Schedule A, whereby the Company grants to an Optionee an Option.

“Optionee” means each of Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

“Plan” means this Stock Option Plan.

“Shares” means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

“Unissued Option Shares” means the number of Shares which have, at a particular time, been reserved for issuance upon the exercise of an Option, but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.	GRANT OF OPTIONS
3.1	Option Terms

The Board may from time to time authorize the allocation and issue of Options to specific Eligible Persons of the Company and its subsidiaries. The Option Price under each Option so allocated shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee. Both the Company and the Optionee are responsible for ensuring and confirming that the Optionee is a bona fide Eligible Person.

3.2	Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be that number equal to 10% of the Company’s issued share capital from time to time. The number of Shares reserved for issuance under the Plan and all of the Company’s other previously established or proposed share compensation arrangements:

(a)	in aggregate shall not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis; and
(b)	to any one Optionee within a 12 month period shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Company).

The number of Shares which may be issuable under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:

(a)	to all Insiders shall not exceed 10% of the total number of issued and outstanding shares on the Grant Date on a non-diluted basis;
(b)	to any one Optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Company);

(c)	to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and
(d)	to all Eligible Persons who undertake Investor Relations Activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis, which Options must be vested in stages over not less than 12 months and no more than one-quarter (1/4) of such Options may be vested in any three (3) month period. The Company must publicly announce by press release at the time of the grant, any Options granted to Eligible Persons who undertake Investor Relations Activities.
3.3	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Company or Management Company Employees, each of the Company and the Optionee is representing herein and in the applicable Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.	EXERCISE OF OPTION

4.1	When Options May be Exercised

Subject to subsections 4.3 and 4.4, an Option shall be granted as fully Vested on the Grant Date, and may be exercised to purchase any number of Shares up to the number of Unissued Option Shares at any time after the Grant Date, provided that this Plan has been previously approved by the shareholders of the Company, where such prior approval is required by Exchange policies, up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2	Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee’s certified cheque or bank draft payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the certified cheque is not honoured upon presentation for any reason, in which case the Option shall not have been validly exercised.

4.3	Vesting of Option Shares

An Option shall be granted hereunder as fully Vested, unless a vesting schedule is imposed by the Board as a condition of the grant on the Grant Date; and provided that if the Option is being granted to an Eligible Person who is providing Investor Relations Activities to the Company, then the Option must vest in stages over not less than 12 months and no more than one-quarter (1/4) of such Options may be vested in any three (3) month period.

4.4	Termination of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a)	Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)	365 days after the date of death or Disability; and
(ii)	the Expiry Date.
(b)	Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee’s employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination shall be cancelled as of that date.

(c)	Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person.

4.5	Effect of a Take-Over Bid

If a bona fide offer (an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon the Option Shares subject to such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or
(b)	all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof, then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised. If any Option Shares are returned to the Company under this subsection 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.
4.6	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, are Vested (subject to the proviso below), and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided that where an Option was granted to a consultant providing Investor Relations Activities, the Directors declaration that Option Shares issuable upon the exercise of such Options granted under the Plan be Vested with respect to such Option Shares, is subject to prior approval of the Exchange. The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than five (5) business days and not more than 35 days notice is required.

4.7	Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option may be exercised in whole or in part by the Optionee.

4.8	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, by the cancellation of the right to purchase Option Shares under the Option Agreement shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9	Shares Not Acquired or Exercised

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired, and any Option Shares acquired by an Optionee under an Option when exercised, may be made the subject of a further Option granted pursuant to the provisions of the Plan.

4.10	Extension of Term During Trading Black Out

In the event the Expiry Date of an Option falls on a date during a trading black out period that has been self imposed by the Company, the Expiry Date of the Option will be extended to the 10th business day following the date that the self imposed trading black out period is lifted by the Company. For greater certainty, the Expiry Date of an Option will not be extended in the event a cease trade order is issued by a securities regulatory authority against the Company or an Optionee.

5.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)	the Option Price will be adjusted to a price per Share which is the product of:
(i)	the Option Price in effect immediately before that effective date or record date; and
(ii)	a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and
(b)	the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subparagraph (a)(ii).
5.2	Special Distribution

Subject to the prior approval of the Exchange, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)	shares of the Company, other than the Shares;
(b)	evidences of indebtedness;
(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or
(d)	rights, options or warrants, then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3	Corporate Organization

Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in subsections 5.1 or 5.2;
(b)	a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or
(c)	a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation,

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5	Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of subsection 5.1, 5.2 or 5.3 is subject to the approval of the Exchange where required pursuant to their policies, and compliance with the applicable securities rules or regulations of any other governmental authority having jurisdiction.

6.	MISCELLANEOUS

6.1	Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2	Necessary Approvals

The Plan shall be effective immediately upon the approval of the Board of directors of the Company, where the Company is a non-reporting issuer. If the Company is a reporting issuer whose Shares are listed on any Exchange, then the Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution of the disinterested shareholders in the case of a new Plan, and the written acceptance of the Plan by the Exchange where such prior approval is required by the policies of the Exchange. Any Options granted under this Plan before such approval shall only be exercised upon the receipt of such approval, where it is required by the policies of the Exchange. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to compliance with the policies of the Exchange and applicable securities rules or regulations of any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to comply with such policies, rules or regulations, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3	Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in subsection 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4	Income Taxes

As a condition of and prior to participation of the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5	Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted to Insiders thereunder will be subject to the approval of the shareholders, where such approval is required by the policies of the Exchange.

6.6	Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9	No Assignment

No Optionee may assign any of his or her rights under the Plan or any Option granted thereunder.

6.10	Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12	Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.13	Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Schedule A

XORTX THERAPEUTICS INC.

STOCK OPTION PLAN
OPTION AGREEMENT

This Option Agreement is entered into between XORTX Therapeutics Inc. (the “Company”) and the Optionee named below pursuant to the Company Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on ●, 20● (the “Grant Date”);
2.	● (the “Optionee”);
3.	was granted the option (the “Option”) to purchase ● Common Shares (the “Option Shares”) of the Company;
4.	for the price (the “Option Price”) of $● per share;
5.	which shall be exercisable as to [insert vesting terms] from the Grant Date, unless the granting of this Option is to a consultant providing Investor Relations Activities in which case the Option will be vested over a 12 month period from the Grant Date in accordance with the terms of the Plan;
6.	terminating on the ●, 20● (the “Expiry Date”);
7.	when exercised, the Company will forthwith calculate all applicable Canadian government withholding taxes of the Optionee, and Canada or Quebec (if applicable) Pension Plan contributions, and the Optionee agrees to remit to the Company such taxes and contributions to the Company, which will be remitted by the Company to Canada Revenue Agency and reflected on any annual statement of remuneration issued by the Company; and
8.	by signing this Option Agreement, the Optionee acknowledges and consents to:
(a)	the disclosure of Personal Information by the Company to the TSX Venture Exchange (the “Exchange”) (as defined in Appendix I hereto); and
(b)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix I or as otherwise identified by the Exchange, from time to time;

(Where “Personal Information” means any information about the Optionee, and includes the information contained in the tables, as applicable), all on the terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ● day of ●, 20●.

XORTX THERAPEUTICS INC.

____________________________________	Per: __________________________________
OPTIONEE	Authorized Signatory

APPENDIX I
ACKNOWLEDGEMENT - PERSONAL INFORMATION

The TSX Venture Exchange and its affiliates, authorized agents, subsidiaries and divisions (collectively referred to as "the Exchange") collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

•	to conduct background checks,
•	to verify the Personal Information that has been provided about each individual,
•	to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant,
•	to consider the eligibility of the Issuer or Applicant to list on the Exchange,
•	to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates,
•	to conduct enforcement proceedings, and
•	to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and
(b)	on the Exchange's website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers.

SCHEDULE D

APPOINTMENT OF DAVIDSON & COMPANY LLP

 See attached.

XORTX THERAPEUTICS INC.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Notice of Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102

Notice is hereby given that Smythe LLP (the "Former Auditor") resigned as auditors of the Company effective January 16, 2025 and Davidson & Company LLP (the "Successor Auditor") has been appointed as auditors of XORTX Therapeutics Inc. (the "Company" or "XORTX"), effective January 16, 2025. The Audit Committee and the Board of Directors of XORTX considered and approved both the resignation of the Former Auditor and the appointment of the Successor Auditor as auditors of XORTX.

No modified opinion was expressed in the Former Auditor's report on any of the Company's financial statements relating to the period commencing at the beginning of the two most recently completed fiscal years and ending on December 31, 2023. The Former Auditor did not audit any financial statements of the Company subsequent to the fiscal year of the Company ended December 31, 2023.

In the opinion of the Company, prior to the resignation, and as at the date hereof, there were no reportable events, including disagreements, consultations, or unresolved issues as defined in National Instrument 51-102 - Continuous Disclosure Obligations, between the Former Auditor and the Company.

DATED at Vancouver, British Columbia this 16th day of January, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF

XORTX THERAPEUTICS INC.

signed "Michael Bumby"

Michael Bumby

Chief Financial Officer

January 16, 2025

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re:  XORTX Therapeutics Inc. (the “Corporation”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated January 16, 2025 delivered to us by the Corporation in respect of the change of auditor of the Corporation, to be effective as of January 16, 2025.

We have read the statements made by the Corporation in the Notice, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102, and we agree with the statements concerning Davidson & Company LLP therein.

We trust the foregoing is satisfactory.

Yours very truly,

cc: XORTX Therapeutics Inc.

January 16, 2025

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: XORTX Therapeutics Inc. (the “Corporation”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated January 16, 2025 delivered to us by the Corporation in respect of the change of auditor of the Corporation.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by Smythe LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

We trust the foregoing is satisfactory.

Yours very truly,

cc: XORTX Therapeutics Inc.

CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

XORTX Therapeutics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of XORTX Therapeutics Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2025 and 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will have to finance its research and development activities and if the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed. These circumstances and conditions indicate the existence of a material uncertainty that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DAVIDSON & COMPANY LLP	1200 - 609 Granville Street	604 687 0947
	PO BOX 10372, Pacific Centre	davidson-co.com
Vancouver, BC V7Y 1G6

We have served as the Company’s auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

February 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF XORTX THERAPEUTICS INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows of Xortx Therapeutics Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that

(1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company's auditor since 2018.

Chartered Professional Accountants

Vancouver, Canada

April 1, 2024

XORTX THERAPEUTICS INC.

Consolidated Statements of Financial Position

(Expressed in U.S. Dollars)

	Note	December 31, 2025	December 31, 2024
		$	$
Assets

Current
Cash	5	864,514	2,473,649
Accounts receivable		80,172	17,637
Prepaid expenses	6	22,609	185,412
Deferred acquisition costs	19	293,803	-

Total Current Assets		1,261,098	2,676,698
Non-current
Contract payments	7	1,200,000	1,200,000
Intangible assets	8	185,367	183,108
Property and equipment	9	37,065	34,721

Total Assets		2,683,530	4,094,527

Liabilities

Current
Accounts payable and accrued liabilities	10,13	553,784	147,205
Derivative warrant liability	12(h)	8,000	572,000
Lease obligation	11	37,287	38,785

Total Liabilities		599,071	757,990

Shareholders’ Equity

Share capital	12	20,183,547	18,493,571
Reserves	12	5,778,074	6,039,078
Obligation to issue shares	8(c)	-	24,746
Accumulated other comprehensive loss		(52,605)	(52,605)
Accumulated deficit		(23,824,557)	(21,168,253)

Total Shareholders’ Equity		2,084,459	3,336,537

Total Liabilities and Shareholders’ Equity		2,683,530	4,094,527

Nature of operations and going concern (Note 1)

Commitments (Note 17)

Subsequent event (Note 19)

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

6

XORTX THERAPEUTICS INC.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	Note	2025	2024	2023
		$	$	$
Expenses

Research and development	13	574,935	183,830	2,418,715
Consulting, wages and benefits	13	1,000,587	1,055,247	1,037,558
Directors’ fees	13	215,568	168,143	179,406
Investor relations		595,838	1,360,170	919,490
Professional fees	13	349,328	616,859	514,263
General and administrative		241,032	320,949	375,505
Public company costs		120,335	141,404	170,184
Travel		21,121	31,916	170,187
Amortization of property and equipment	9	85,730	86,204	73,062
Amortization of intangible assets	8	26,385	31,070	66,632
Impairment of intangible assets	8	1,833	-	-
Share-based payments	12(g),13	25,155	122,527	120,984

Loss before other items		(3,257,847)	(4,118,319)	(6,045,986)

Fair value adjustment on derivative warrant liability	12(h)	564,000	1,035,105	3,641,403
Foreign exchange loss		(4,327)	(73,009)	(7,025)
Interest income		41,870	121,908	253,543
Transaction costs on derivative warrant liability	12(b)	-	(279,031)	-

Total loss and comprehensive loss for the year		(2,656,304)	(3,313,346)	(2,158,065)

Basic and diluted loss per common share		(0.56)	(1.15)	(1.09)

Weighted average number of common shares outstanding - Basic and diluted		4,734,633	2,878,514	1,981,734

The accompanying notes are an integral part of these consolidated financial statements.

7

XORTX THERAPEUTICS INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	Number of common shares	Share capital	Reserves	Obligation to issue shares	Accumulated deficit	Accumulated other comprehensive loss	Total
		$	$	$	$	$	$

Balance, December 31, 2022	1,670,071	16,524,354	6,197,158	24,746	(15,696,842)	(52,605)	6,996,811

Reclassification of derivative warrant liability	-	-	(318,000)	-	-	-	(318,000)
Pre-funded warrants exercised	328,777	532,181	(531,885)	-	-	-	296
Share-based payments	-	-	120,984	-	-	-	120,984
Comprehensive loss for the year	-	-	-	-	(2,158,065)	-	(2,158,065)

Balance, December 31, 2023	1,998,848	17,056,535	5,468,257	24,746	(17,854,907)	(52,605)	4,642,026

Shares issued pursuant to private placement	1,219,717	1,387,549	-	-	-	-	1,387,549
Pre-funded warrants issued	-	-	907,994	-	-	-	907,994
Reclassification of derivative warrant liability	-	-	123,651	-	-	-	123,651
Share issuance costs	-	(331,541)	(224,140)	-	-	-	(555,681)
Pre-funded warrants exercised	257,810	359,214	(359,211)	-	-	-	3
Warrants exercised	5,000	21,814	-	-	-	-	21,814
Share-based payments	-	-	122,527	-	-	-	122,527
Comprehensive loss for the year	-	-	-	-	(3,313,346)	-	(3,313,346)

Balance, December 31, 2024	3,481,375	18,493,571	6,039,078	24,746	(21,168,253)	(52,605)	3,336,537

Shares issued pursuant to at-the-market offering	73,871	113,547	-	-	-	-	113,547
Shares issued pursuant to private placement	1,996,442	1,400,156	-	-	-	-	1,400,156
Pre-funded warrants issued	-	-	741,832	-	-	-	741,832
Share issuance costs	-	(547,288)	(304,444)	-	-	-	(851,732)
Pre-funded warrants exercised	1,410,530	723,561	(723,547)	-	-	-	14
Reversal of obligation to issue shares upon termination of agreement	-	-	-	(24,746)	-	-	(24,746)
Share-based payments	-	-	25,155	-	-	-	25,155
Comprehensive loss for the year	-	-	-	-	(2,656,304)	-	(2,656,304)

Balance, December 31, 2025	6,962,218	20,183,547	5,778,074	-	(23,824,557)	(52,605)	2,084,459

The accompanying notes are an integral part of these consolidated financial statements.

8

XORTX THERAPEUTICS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	2025	2024	2023
	$	$	$
Cash provided by (used in):

Operating activities
Net loss for the year	(2,656,304)	(3,313,346)	(2,158,065)

Items not affecting cash:
Amortization	112,115	117,274	139,694
Fair value adjustment on derivative warrant liability	(564,000)	(1,035,105)	(3,641,403)
Impairment of intangible assets	1,833	-	-
Share-based payments	25,155	122,527	120,984
Transaction costs on derivative warrant liability	-	279,031	-
Unrealized foreign exchange (gain) loss	(23,739)	34,178	(13,634)
Changes in non-cash operating assets and liabilities:
Accounts receivable	(62,535)	43,074	21,041
Prepaid expenses	162,803	208,166	142,654
Accounts payable and accrued liabilities	235,949	(134,447)	(1,194,436)
	(2,768,723)	(3,678,648)	(6,583,165)

Investing activities
Acquisition of intangible assets	(55,223)	(38,924)	(42,052)
Acquisition of equipment	-	-	(4,311)
Deferred acquisition costs	(239,730)	-	-
	(294,953)	(38,924)	(46,363)

Financing activities
Pre-funded warrants and warrants exercised	14	16,573	296
Payment of lease obligation	(89,572)	(69,723)	(66,089)
Cash share issuance costs	(738,433)	(667,883)	(295,251)
Proceeds from issuance of equity instruments	2,255,535	3,500,542	-
	1,427,544	2,779,509	(361,044)

Effect of foreign exchange loss (gain) on cash	26,997	(35,953)	4,041

Decrease in cash	(1,609,135)	(974,016)	(6,986,531)

Cash, beginning of year	2,473,649	3,447,665	10,434,196

Cash, end of year	864,514	2,473,649	3,447,665

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Fair value of agent’s warrants	38,484	-	-
Derivative warrant liability reclassified to share capital on exercise of warrants	-	5,244	-
Recognition of right-of-use asset	88,074	96,998	-
Deferred financing costs reclassified to share capital and transaction costs on derivative warrant liability	-	166,344	-
Share issuance costs in accounts payable	113,299	-	-
Deferred acquisition costs in accounts payable	54,073	-	-

The accompanying notes are an integral part of these consolidated financial statements.

9

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

1.	Nature of operations and going concern

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3. The Company has received a notice of non-compliance from Nasdaq relating to the minimum bid price requirement and is working to regain compliance within the prescribed period.

XORTX is a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as allopurinol intolerant gout and autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of these diseases.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve. These circumstances and conditions indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

2.	Basis of preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement and Presentation

These consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value. These consolidated financial statements were prepared on an accrual basis except for cash flow information.

These consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s subsidiary is the following:

Name	Place of Incorporation	Ownership
XORTX Pharma Corp.	Canada	100%

These consolidated financial statements were approved for issue by the Board of Directors on February 25, 2026.

10

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

3.	Material accounting policies

These consolidated financial statements have been prepared using the following accounting policies:

Financial Instruments

a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following are the Company’s financial instruments as at December 31, 2025 and 2024:

Classification

Cash	Amortized cost
Accounts receivable	Amortized cost
Contract payments	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Derivative warrant liability	FVTPL
Lease obligations	Amortized cost

b)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost using the effective interest rate, less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive loss.

11

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Financial Instruments (continued)

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

c)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets, is recognized in the consolidated statements of loss and comprehensive loss.

Cash

Cash include cash on hand, held at banks, or held with investment brokers as well as short-term investments with an original maturity of 90 days or less, which are readily convertible into known amounts of cash.

Equipment

Equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The cost of an item of equipment includes expenditures that are directly attributable to the acquisition thereof. Amortization is calculated on bases and rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the straight-line method with an expectation of the following useful life estimates:

Computer equipment	3 years

12

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	the contract involves the use of an identified asset;
•	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•	the Company has the right to direct the use of the identified asset.

The right-of-use asset and corresponding lease obligation is recognized at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term or its useful life, whichever is shorter. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurements of the lease obligation, if any.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. The lease obligation is subsequently measured at amortized cost using the effective interest method. The lease obligation is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

The Company has elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

The Company has elected not to recognize right-of-use assets and lease obligations for short-term leases that have a lease term of 12 months or less and for leases of low value assets. The lease payments associated with those leases are recognized as an expense on a straight-line basis over the lease term.

Research and development costs

Research costs including clinical trial costs are expensed as incurred, net of recoveries until a drug product receives regulatory approval. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all research and development costs have been expensed.

Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Costs incurred for patents, patents pending and licenses are capitalized and amortized from the date of capitalization on a straight-line basis over the shorter of their respective remaining estimated lives or 20 years.

13

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Government assistance

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are recognized where there is reasonable assurance that the amount of government assistance will be received and all attached conditions will be complied with. Investment tax credits and grants relating to qualifying scientific research and experimental development expenditures that are recoverable are recognized as a reduction of expenses.

Impairment of long-lived assets

Intangible assets and equipment are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell, and its value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Derivative warrant liabilities

Derivative warrant liabilities issued in relation to equity offerings that fail to meet the definition of equity are classified as derivative liabilities and measured at fair value with changes in fair value recognized in profit or loss at each period end. In instances where units consisting of a common share and a warrant classified as a derivative liability are issued, the Company recognizes the unit as a compound financial instrument. In accordance with IAS 32 Financial Instruments: Presentation, when a compound instrument has been determined to contain a financial liability and an equity component, the fair value of the instrument is bifurcated by first determining the fair value of the liability, and then allocating any residual value to the equity instrument.

The derivative warrants will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants and will not result in the inflow of any cash to the Company. Immediately prior to exercise, the warrants are remeasured at their intrinsic value (the intrinsic value being the share price at the date the warrant is exercised less the exercise price of the warrant), and this value is transferred to Share Capital on exercise. Any remaining fair value is recorded through profit or loss as part of the change in estimated fair value of the derivative warrant liabilities.

The Company uses the Black-Scholes option pricing model to estimate fair value at each period end date. The key assumptions used in the model are described in Note 12(h).

Share-based payments

The Company has a stock option plan that is described in Note 12 and grants share options to acquire common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments granted. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued as calculated using the Black-Scholes option pricing model if the fair value of the goods or services cannot be reliably measured. The offset to the recorded expense is to reserves.

Consideration received on the exercise of stock options is recorded as share capital and the recorded amount in reserves is transferred to share capital.

14

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Share capital

Common shares are classified as equity. Costs directly identifiable with share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations in the period they are incurred.

The Company’s common shares, pre-funded warrants, warrants (other than derivative warrants) and options are classified as equity instruments. Incremental costs directly related to the issue of new shares or options are shown in equity as a deduction from the proceeds. For equity offerings of units consisting of a common share and warrant, when both instruments are classified as equity, the Company allocates proceeds first to common shares based on the estimated fair value of the common shares at the time the units are issued, with any excess value allocated to warrants.

From time to time in connection with private placements and other equity offerings, the Company issues compensatory warrants (“Finders’ Warrants”) or warrant units (“Finders’ Warrant Units”) to agents as commission for services. Awards of Finders’ Warrants and Finders’ Warrant Units are accounted for in accordance with the fair value method of accounting and result in share issuance costs and a credit to reserves when Finders’ Warrants and Finders’ Warrant Units are issued. The fair value of Finders’ Warrants is measured using the Black-Scholes option pricing model and the fair value of the Finders’ Warrant Units is measured using the Geske compound option pricing model that requires the use of certain assumptions regarding the risk-free market interest rate, expected volatility in the price of the underlying stock, and expected life of the instruments.

Earnings (loss) per common share

Basic earnings (loss) per common share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could share in the earnings of an entity. In the periods where a net loss is incurred, potentially dilutive common shares (outstanding vested stock options and share purchase warrants) are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase the common shares at the average price per period.

Foreign currency translation

The presentation and functional currency of the Company and its subsidiary is the U.S. dollar. Foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as of the financial position date. Gains and losses are recognized in profit or loss on a current basis.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

15

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

New and recent accounting pronouncements

In April 2024, IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to replace IAS 1, Presentation of Financial Statements. The aim of IFRS 18 is to set out requirements for presentation and disclosure of financial statements to ensure the entity provides relevant and accurate information about its assets, liabilities, equity, income and expenses. IFRS 18 is effective for the Company as of January 1, 2027. The Company is assessing the impact of this standard on the consolidated financial statements.

4.	Critical accounting judgments and estimates

The preparation of consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Warrant liabilities are accounted for as derivative liabilities if the proceeds from exercise are either not fixed, denominated in a currency other than the functional currency, or can be settled on a net basis, and therefore do not meet the fixed for fixed criteria. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore classified the contract payments as a non-current asset.

4.	Critical accounting judgments and estimates (continued)

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

16

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

Determination of functional currency

In concluding that the U.S. dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates and the currency in which funds from financing are generated, or if there has been a change in events or conditions that determined the primary economic environment.

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically viable, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at December 31, 2025.

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from, and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease exists. Renewal options are only included if management is reasonably certain that the option will be renewed.

Classification of pre-funded warrants

Management applied judgment when determining the appropriate classification of pre-funded warrants included in unit offerings. Management considered the characteristics of derivative instruments and concluded that the pre-funded warrants should be classified as an equity instrument.

Current and deferred taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Such differences may result in eventual tax payments differing from amounts accrued. Reported amounts for deferred tax assets and liabilities are based on management’s expectation for the timing and amounts of future taxable income or loss, as well as future taxation rates. Changes to these underlying estimates may result in changes to the carrying value, if any, of deferred income tax assets and liabilities.

5.	Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 2.10% to 3.50% (2024 – 3.62%).

	December 31, 2025	December 31, 2024
	$	$

Cash	244,022	53,686
Interest-bearing deposits	620,492	2,419,963
	864,514	2,473,649

17

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

6.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	December 31, 2025	December 31, 2024
	$	$

Research and development	-	1,167
Insurance	2,582	158,007
Investor relations conferences and services	12,464	19,490
Administrative services and other	7,563	6,748
	22,609	185,412

7.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,200,000 through the issuance of units in the private placement that closed February 28, 2020, to be applied to future regulatory and clinical trial programs. The 108,590 units issued were measured by reference to their fair value on the issuance date, which is equal to CAD $14.76 per unit.

8.	Intangible assets

Cost	Total
$
Balance, December 31, 2023	336,803
Additions	38,924
Balance, December 31, 2024	375,727
Additions	55,223
Disposal	(26,579)
Balance, December 31, 2025	404,371

Accumulated amortization	Total
$
Balance, December 31, 2023	161,549
Amortization	31,070
Balance, December 31, 2024	192,619
Amortization	26,385
Balance, December 31, 2025	219,004

Carrying values	Total
$
At December 31, 2024	183,108
At December 31, 2025	185,367

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

8.	Intangible assets (continued)

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of December 31, 2025, no royalties have been accrued or paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product. As of December 31, 2025, no royalties have been accrued or paid.

c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:

i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company. 160,783 have been issued to UFRF as at December 31, 2025 and December 31, 2024. The remaining shares to be issued are included in obligation to issue shares ($24,746);
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at December 31, 2025, no royalties have been accrued or paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. As at December 31, 2025, no royalties have been accrued or paid.

On October 12, 2025, UFRF terminated the agreement as the Company did not achieve the specified milestones. There were no outstanding financial obligations under the agreement at the termination date. Accordingly, the previously recognized license asset of $26,579 and the related obligation to issue shares of $24,746, which had been recorded within equity, were derecognized upon termination.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

9.	Property and equipment

Cost	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2023	114,588	23,344	137,932
Additions	96,998	-	96,998
Balance, December 31, 2024	211,586	23,344	234,930
Additions	88,074	-	88,074
Balance, December 31, 2025	299,660	23,344	323,004

Accumulated amortization	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2023	103,675	10,330	114,005
Amortization	78,525	7,679	86,204
Balance, December 31, 2024	182,200	18,009	200,209
Amortization	80,763	4,967	85,730
Balance, December 31, 2025	262,963	22,976	285,939

Carrying values	Right-of-use asset	Equipment	Total
	$	$	$
At December 31, 2024	29,386	5,335	34,721
At December 31, 2025	36,697	368	37,065

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11). During the year ended December 31, 2025, the Company extended its office lease. A $88,074 right-of-use asset addition was recognized with a corresponding $88,074 increase to the lease liability.

10.	Accounts payable and accrued liabilities

	December 31, 2025	December 31, 2024
	$	$
Trade payables	395,539	84,020
Accrued liabilities	158,245	63,185
Total	553,784	147,205

11.	Lease obligation

The Company has entered into an office lease expiring in 2026, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at December 31, 2025 is as follows:

$
Balance, December 31, 2023	11,510
Additions	96,998
Lease payments	(69,723)
Balance, December 31, 2024	38,785
Additions	88,074
Lease payments	(89,572)
Balance, December 31, 2025	37,287

20

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

11.	Lease obligation (continued)

The $88,074 lease obligation addition recognized in the year ended December 31, 2025 relates to an extension of the office lease to May 31, 2026. The $96,998 lease obligation recognized in the year ended December 31, 2024 relates to an extension of the office lease to May 31, 2025.

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	December 31, 2025	December 31, 2024
	$	$
2025	-	39,535
2026	38,008	-
Total minimum lease payments	38,008	39,535
Less: imputed interest	(721)	(750)
Total present value of minimum lease payments	37,287	38,785
Less: current portion	(37,287)	(38,785)
Non-current portion	-	-

12.	Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 6,962,218 issued at December 31, 2025 (2024 – 3,481,375, 2023 – 1,998,848).

b)	Issuances

Year ended December 31, 2025:

On January 15, 2025, the Company issued 73,871 common shares in an at-the-market offering for gross proceeds of $113,547. In connection with the offering, the Company incurred issuance costs of $19,064. The costs were recorded as a reduction of equity.

On January 15, 2025, the Company issued 233,000 common shares for the exercise of pre-funded warrants at US$0.00001 per share in the amount of $2. An amount of $324,643 was transferred from reserves to share capital as a result.

On July 22, 2025, the Company closed a non-brokered private placement of 1,267,123 units at a price of $0.73 per unit for aggregate gross proceeds of $925,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.20 for a period of sixty months following the date of issuance provided, however, that if the closing price of the common shares on the Nasdaq is greater than $2.00 for ten or more consecutive trading days, the warrants will be accelerated and will expire on the 30th business day following the date of such notice. In connection with the offering, the Company paid an aggregate of $12,264 in finder’s fees and issued, in aggregate, 16,800 finder’s warrants. Each finder’s warrant has terms equal to those of the common share purchase warrants. The Company incurred additional cash issuance costs of $305,604. The 16,800 finder’s warrants were determined to have a fair value of $11,560.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

b)	Issuances (continued)

On August 8, 2025, the Company closed a non-brokered private placement of 156,849 units at a price of $0.73 per unit for aggregate gross proceeds of $114,500. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.20 for a period of sixty months following the date of issuance provided, however, that if the closing price of the common shares on the Nasdaq is greater than $2.00 for ten or more consecutive trading days, the warrants will be accelerated and will expire on the 30th business day following the date of such notice. The Company incurred cash issuance costs of $32,075.

On October 23, 2025, the Company closed its registered direct offering for the purchase and sale of 572,470 common shares at a price of $0.63 per common share, and 1,177,530 pre-funded warrants at a price of $0.62999 per pre-funded warrant for aggregate gross proceeds of $1,102,488. Each pre-funded warrant entitles the holder to acquire one common share at an exercise price of $0.00001 per share. In connection with the offering, the Company paid an aggregate of $77,175 in finder’s fees and issued 87,500 agent warrants, each exercisable into one common share of the Company at an exercise price of $0.69 commencing 181 days following issuances with a term of eighteen months from the closing date. The Company incurred additional cash issuance costs of $405,550 and were recorded as a reduction of equity. The 87,500 finder’s warrants were determined to have a fair value of $26,924.

Concurrently with the closing of the offering, the Company issued 1,177,530 common shares for the exercise of the pre-funded warrants at $0.00001 per share in the amount of $12. An amount of $398,904 was transferred from reserves to share capital as a result.

Year ended December 31, 2024:

On February 15 and March 4, 2024, the Company closed two tranches of a non-brokered offering of 899,717 common share units at a price of CAD $3.00 per common share unit for aggregate gross proceeds of $2,000,549 (CAD $2,699,151). Each common share unit consists of one common share and one warrant to purchase one common share at CAD $4.50 per common share for a period of two years, provided, however that, if, the common shares on the TSXV trade at greater than CAD $6.00 for 10 or more consecutive trading days, the warrants will be accelerated and the warrants will expire on the 30th business day following the date of notice.

The proceeds were allocated $1,205,000 to the derivative warrant liability (Note 12(h)) and the residual $795,549 was allocated to common shares.

In connection with the offering, the Company paid finder’s fees of $97,241, representing a 5% finder’s fee on certain subscriptions to qualified finders. The Company incurred additional cash share issuance costs of $367,195 including $166,344 deferred at December 31, 2023. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $185,405 recorded as a reduction of equity and $279,031 recorded as transaction costs on derivative warrant liability.

On March 25, 2024, the Company issued 5,000 common shares for the exercise of warrants at CAD $4.50 per share in the amount of $16,570 (CAD $22,500). An amount of $5,244 was transferred from derivative warrant liability to share capital as a result.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

b)	Issuances (continued)

On October 18, 2024, the Company closed its registered direct offering and concurrent private placement for the purchase and sale of: (i) 320,000 common share units at a price of $1.85 per unit, with each unit consisting of one common share and one warrant to purchase one common share; and (ii) 490,810 pre-funded warrant units at a price of $1.84999 per pre-funded unit, with each pre-funded unit consisting of one pre-funded warrant to purchase one common share and one warrant to purchase one common share. Aggregate gross proceeds amounted to $1,499,993. The pre-funded warrants have an exercise price of $0.00001 per share and will terminate once exercised in full. The unit warrants are exercisable at an exercise price of $2.18 are immediately exercisable and expire five years from issuance.

In connection with the private placement, the Company incurred issuance costs of $370,276. The costs were recorded as a reduction of equity.

On November 21, 2024, the Company issued 257,810 common shares for the exercise of pre-funded warrants at US$0.00001 per share in the amount of $3. An amount of $359,211 was transferred from reserves to share capital as a result.

Year ended December 31, 2023:

On January 19, 2023, the Company issued 328,777 common shares for the exercise of pre-funded warrants at $0.0009 per share in the amount of $296. An amount of $531,885 was transferred from reserves to share capital as a result.

c)	Diluted Weighted Average Number of Common Shares Outstanding

	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Basic weighted average shares outstanding	4,734,633	2,878,514	1,981,734
Effect of outstanding securities	-	-	-
Diluted weighted average shares outstanding	4,734,633	2,878,514	1,981,734

During the years ended December 31, 2025, 2024 and 2023, the Company had a net loss, as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share.

d)	Common Share Purchase Warrants

A summary of the changes in warrants for the years ended December 31, 2025, 2024 and 2023 is presented below:

23

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

d)	Common Share Purchase Warrants (continued)

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2023 and 2022	1,125,210	$22.31
Granted – February 9, 2024	824,767	3.13	(1)
Granted – February 23, 2024	74,950	3.13	(1)
Granted – October 18, 2024	810,810	2.18
Exercised	(5,000)	3.13	(1)
Balance, December 31, 2024	2,830,737	$3.60
Granted – July 21, 2025	1,267,123	1.20
Granted – August 8, 2025	156,849	1.20
Balance, December 31, 2025	4,254,709	$2.82

(1) Exercise price of CAD $4.50.

During the year ended December 31, 2024, the Company amended the exercise price of 1,125,210 common share purchase warrants that were issued pursuant to private placements that closed in February 2021, October 2021 and October 2022. Pursuant to the polices of the TSXV the terms of the warrants, as amended, will be subject to an acceleration expiry provision such that if for any 10 consecutive trading dates during the unexpired term of the warrants, the closing price of the Company's shares on the exchange exceeds $6.50, the exercise period of the warrants will be reduced to 30 days, starting seven days after the last premium trading day. All other terms of the warrants remain unchanged.

At December 31, 2025, the weighted average contractual remaining life of the unexercised warrants was 2.58 years (2024 – 2.58 years).

The following table summarizes information on warrants outstanding at December 31, 2025:

Exercise Price		Number Outstanding		Expiry date	Remaining Contractual Life
	$5.00	198,333	(1)	February 9, 2026	0.11 years
	$5.00	270,211		October 15, 2026	0.79 years
	$5.00	101,111		October 15, 2026	0.79 years
	$5.00	555,555		October 7, 2027	1.77 years
CAD $	4.50	819,767	(1)	February 9, 2026	0.11 years
CAD $	4.50	74,950	(1)	February 23, 2026	0.15 years
	$2.18	810,810		October 18, 2029	3.80 years
	$1.20	1,267,123		July 21, 2030	4.56 years
	$1.20	156,849		August 8, 2030	4.61 years
	Total	4,254,709			2.58 years

(1) Expired unexercised subsequent to December 31, 2025.

24

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

e)	Pre-Funded Warrants

A summary of the changes in pre-funded warrants for the years ended December 31, 2025, 2024 and 2023 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2022	328,777	$0.0009
Exercised	(328,777)	0.0009
Balance, December 31, 2023	-	-
Granted – October 18, 2024	490,810	0.00001
Exercised	(257,810)	0.00001
Balance, December 31, 2024	233,000	$0.00001
Granted – October 23, 2025	1,177,530	0.00001
Exercised	(1,410,530)	0.00001
Balance, December 31, 2025	-	-

f)	Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters warrants for the years ended December 31, 2025, 2024 and 2023 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2024, 2023 and 2022	50,298	$23.57
Granted – July 21, 2025	16,800	1.20
Granted – October 23, 2025	87,500	0.69
Balance, December 31, 2025	154,598	$8.25
Exercisable, December 31, 2025	67,098	$18.11

At December 31, 2025, the weighted average contractual remaining life of the unexercised finders’ and underwriters’ warrants was 1.64 years (2024 – 2.24 years).

The following table summarizes information on finders’ and underwriters’ warrants outstanding at December 31, 2025:

Exercise Price		Number Outstanding		Expiry date	Remaining Contractual Life
CAD$	42.30	6,377	(1)	February 9, 2026	0.11 years
	$42.93	16,144		October 15, 2026	0.79 years
	$10.98	27,777		October 7, 2027	1.77 years
	$1.20	16,800		July 21, 2030	4.56 years
	$0.69	87,500		April 23, 2027	1.31 years
	Total	154,598			1.64 years
(1)	Expired unexercised subsequent to December 31, 2025.

The fair value of the finders’ warrants issued on July 21, 2025 was estimated at $11,560 on the date of grant using the Black-Scholes option pricing model. The exercise price of the unit of $1.20; expected life of 5 years; expected volatility of 100%; risk free rate of 2.99%; and expected dividend yield of 0%.

25

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

f)	Finders’ and Underwriters Warrants (continued)

The fair value of the finders’ warrants issued on October 23, 2025 was estimated at $26,924 on the date of grant using the Black-Scholes option pricing model. The exercise price of the unit of $0.69; expected life of 18 months; expected volatility of 87%; risk free rate of 2.39%; and expected dividend yield of 0%.

g)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees, and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The weighted average fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

	2024	2023
Dividend yield	Nil	Nil
Annualized volatility	100%	100%
Share price	CAD $3.82	CAD $2.90
Risk-free interest rate	3.47%	3.25%
Expected life	5 years	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on the available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

During the year ended December 31, 2025, the Company recorded share-based expenses of $25,155 (2024 - $122,527; 2023 - $120,984), in respect of the vesting of options issued in prior years.

A summary of the changes in stock options for the years ended December 31, 2025, 2024 and 2023 is presented below:

26

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

g)	Stock Options (continued)

	Number of Options	Weighted Average Exercise price (CAD)
Balance, December 31, 2022	128,240	$21.75
Granted – December 31, 2023	8,000	2.90
Expired	(32,318)	33.65
Balance, December 31, 2023	103,922	$16.60
Granted – March 4, 2024	39,483	4.50
Granted – April 8, 2024	8,000	5.00
Granted – December 18, 2024	13,000	1.75
Expired	(16,642)	22.22
Balance, December 31, 2024	147,763	$10.80
Expired	(18,002)	12.86
Balance, December 31, 2025	129,761	$10.51
Vested and exercisable, December 31, 2025	109,596	$11.86

The weighted average contractual remaining life of the unexercised options was 2.27 years (2024 - 3.02 years).

The following table summarizes information on stock options outstanding at December 31, 2025:

Exercise Price (CAD$)	Number Outstanding	Number Exercisable	Expiry Date	Remaining Contractual Life
16.92	2,366	2,366	May 12, 2026	0.36 years
21.69	4,732	4,732	July 14, 2026	0.53 years
22.86	7,262	7,262	December 21, 2026	0.97 years
22.86	9,163	9,163	January 12, 2027	1.03 years
14.40	37,200	37,200	June 6, 2027	1.43 years
12.42	5,554	5,554	November 25, 2027	1.90 years
2.90	8,000	8,000	December 31, 2028	3.00 years
4.50	34,484	24,069	March 4, 2029	3.18 years
5.00	8,000	8,000	April 8, 2029	3.27 years
1.75	13,000	3,250	December 18, 2029	3.97 years
	129,761	109,596

h)	Derivative Warrant Liability

During the years ended December 31, 2024, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and in certain situations allow the holder to exercise the warrants on a cashless basis and therefore may be settled other than by the exchange of a fixed amount of cash. Under the cashless exercise option, the holders of these warrants may elect to settle the warrants on a cashless basis if the common shares are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

27

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

h)	Derivative Warrant Liability (continued)

These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

The fair value of the warrants issued during the year ended December 31, 2025 with an exercise price denominated in CAD was estimated at $nil (2024 - $1,205,000) on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2024
Dividend yield	Nil
Annualized volatility	130-135%
Share price	CAD$3.03 – CAD$3.40
Risk-free interest rate	4.28% – 4.33%
Expected life	2 years

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2022	$3,854,403
Reclassified from reserves	318,000
Fair value adjustment	(3,641,403)
Balance at December 31, 2023	$531,000
Warrants issued February 9, 2024	1,102,000
Warrants issued February 23, 2024	103,000
Warrants exercised	(5,244)
Reclassified to reserves	(123,651)
Fair value adjustment	(1,035,105)
Balance at December 31, 2024	$572,000
Fair value adjustment	(564,000)
Balance at December 31, 2025	$8,000

Significant assumptions used in determining the fair value of the derivative warrant liabilities at December 31, 2025, 2024 and 2023 are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Share price	$0.56	$1.13	$2.31
Risk-free interest rate	2.55%	2.92%	3.25%-3.91%
Dividend yield	0%	0%	0%
Expected volatility	78%-127%	94%-134%	100%
Remaining term (in years)	0.1–1.8	1.1-2.8	2.1-3.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

28

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

13.	Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2025, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $324,738 (2024 - $391,655; 2023 - $337,794).

b)	Fees were paid or accrued to Michael Bumby, the Chief Financial Officer (“CFO”) of the Company in the amount of $160,980 (2024 - $156,335 (paid or accrued to the former and current CFO; 2023 - $156,217 (paid or accrued to the former CFO)).

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical Consulting Services Inc., a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $96,000 (2024 - $110,445; 2023 - $200,229).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $150,000 (2024 - $157,500; 2023 - $280,000).

e)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $215,568 (2024 - $172,229; 2023 - $182,675). The amount includes director fees payment of $128,877 for the year ended December 31, 2025 (2024 - $123,133; 2023 - $133,967) to Anthony Giovinazzo, Chairman of the Company.

f)	As at December 31, 2025, $10,730 (2024 - $11,120) was payable to directors of the Company, $28,044 (2024 - $7,705) was payable and accrued to the CFO of the Company for CFO services, $16,000 (2024 - $8,000) was payable and accrued to the CMO of the Company for consulting services, and $37,500 (2024 - $12,500) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

g)	Management and directors’ key management compensation transactions for the years ended December 31, 2025, 2024, and 2023 are summarized as follows:

	Management Compensation	Directors’ fees	Share-based payments	Total
	$	$	$	$
Year ended December 31, 2023
Directors and officers	974,240	182,675	77,779	1,234,694

Year ended December 31, 2024
Directors and officers	815,935	172,229	85,680	1,073,845

Year ended December 31, 2025
Directors and officers	731,718	215,568	14,559	961,845

29

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

14.	Income taxes

The income taxes shown in the consolidated statements of comprehensive loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2025	2024	2023
	$	$	$
Net loss for the year	(2,656,304)	(3,313,346)	(2,158,065)
Statutory tax rate	27%	27%	27%
Expected income tax recovery	(717,000)	(895,000)	(583,000)
Decrease to income tax recovery due to:
Non-deductible permanent differences	(145,000)	(246,000)	45,000
Temporary differences	(549,000)	312,000	(25,000)
(Over) under provided in prior years	-	(1,099,000)	(559,000)
Change in tax assets not recognized	1,411,000	1,928,000	1,122,000
Income tax recovery	-	-	-

The significant components of the Company’s deferred tax assets are as follows:

	December 31, 2025	December 31, 2024
	$	$
Share issuance costs	292,000	292,000
Cumulative eligible capital	108,000	95,000
Operating losses carried forward	8,104,000	6,706,000
Total deferred tax assets	8,504,000	7,093,000
Deferred tax assets not recognized	(8,504,000)	(7,093,000)
	-	-

The realization of income tax benefits related to these deferred potential tax deductions is not probable. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of approximately CAD $41,443,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	CAD$
2032	44,000
2033	748,000
2034	325,000
2035	286,000
2036	365,000
2037	618,000
2038	1,089,000
2039	554,000
2040	1,116,000
2041	3,648,000
2042	12,628,000
2043	8,084,000
2044	6,534,000
2045	5,404,000
Total	41,443,000

30

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

15.	Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts receivable, contract payments, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities and lease liability approximate their carrying values at December 31, 2025, due to their short-term nature. Derivative warrant liability is carried at fair value and is classified within Level 3 of the fair value hierarchy.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2025 and 2024 and categorized into levels of the fair value hierarchy:

		December 31, 2025		December 31, 2024
	Level	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
		$	$	$	$
FVTPL
Derivative warrant liability	3	8,000	8,000	572,000	572,000

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2025, 2024 and 2023.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company's risk exposures and their impact on the Company's financial instruments were as follows:

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31, 2025	December 31, 2024
	$	$

Cash	864,514	2,473,649

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company has no exposure to the ongoing banking crisis. The Company’s maximum exposure to credit risk as at December 31, 2025 and 2024 is the carrying value of its financial assets.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its intellectual property portfolio.

The Company’s financial assets are comprised of its cash, accounts receivable, contract payments and the financial liabilities are comprised of its accounts payable and accrued liabilities, and lease liability.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

15.	Financial instruments and risk management (continued)

The contractual maturities of these financial liabilities as at December 31, 2025 and 2024 are summarized below:

	Payments due by period as of December 31, 2025
	Total	Less than 3 months	Between 3 months and 1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	553,784	553,784	-	-
Lease liability	37,287	22,230	15,057	-
	591,071	576,014	15,057	-

	Payments due by period as of December 31, 2024
	Total	Less than 3 months	Between 3 months and 1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	147,205	147,205	-	-
Lease liability	38,785	23,124	15,661	-
	185,990	170,329	15,661	-

c)	Market risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

ii)	Foreign Currency Risk

As at December 31, 2025, the Company is exposed to currency risk on the following financial assets and liabilities denominated in Canadian Dollars (“CAD”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the CAD against the U.S. dollar is included in the table below in U.S. dollar equivalents:

CAD
$
Cash	345,475
Accounts payable and accrued liabilities	(332,506)
Net exposure	12,969

Effect of +/- 10% change in currency	1,297

32

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

15.	Financial instruments and risk management (continued)

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2024.

16.	Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the year ended December 31, 2025. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

17.	Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at December 31, 2025 and December 31, 2024 are as follows:

a)	Employment Agreements

	December 31, 2025	December 31, 2024
	$	$
Management services – officers	321,000	321,000

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of December 31, 2025 and 2024, equated to an annual salary of $321,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $131,199 (December 31, 2024 - $323,000) related to its clinical trial, and manufacturing, activities, and other regular business activities excluding management and director compensation which are expected to occur over the next 12 months.

18.	Segmented information

The Company operates in one reportable operating segment: the development and commercialization of therapies to treat hyperuricemia related diseases. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

33

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

19.	Subsequent event

On October 15, 2025, the Company entered into a binding term sheet (the “Term Sheet”) to acquire a Renal Anti-Fibrotic Therapeutic Program from Vectus Biosystems Limited, an Australian Securities Exchange listed company (“Vectus”). The program includes a novel new chemical entity, VB4-P5, along with its associated intellectual property, regulatory documentation, and manufacturing data. The Term Sheet provides for the Company to acquire from Vectus the intellectual property specifically related to the VB4-P5 compound and the data generated by Vectus from its work on the VB4-P5 small molecule and related assets. The consideration receivable by Vectus is $3,000,000, payable in common shares of the Company at a deemed issue price of $0.86 per common share (the “Issue Price”), with the Issue Price subject to adjustment in certain circumstances. The Company has agreed to pay a cash finders’ fee of the greater of 5% of the transaction value or $250,000.

The Term Sheet is subject to finalization of closing documentation, satisfaction of conditions that are typical for a transaction of this type including receipt of all regulatory approvals, and compliance with applicable stock exchange requirements and applicable securities laws. Closing of the acquisition will occur no more than 90 days from the execution of the Term Sheet. If the Term Sheet is terminated or closing does not occur, other than as a result of a breach of the Term Sheet by Vectus, then the Company shall issue to Vectus $50,000 of common shares at the Issue Price.

Pursuant to the binding term sheet that was entered into between XORTX and Vectus, closing is to occur no later than 90 days post signing, being January 13, 2026.

On January 13, 2026, the Company entered into an extension agreement with Vectus to extend the closing date to March 31, 2026.

As of December 31, 2025, the Company had incurred $293,803 of deferred acquisition costs in connection with this transaction, which includes $200,000 towards the finders’ fee.

On February 4, 2026, the Company issued 20,000 options to purchase common shares of the Company to a director. The options are exercisable at a price of CAD $0.69 per common share and expire five years from the date of grant.

34

XORTX THERAPEUTICS INC.

Management Discussion and Analysis

For the year ended December 31, 2025

This management discussion and analysis of financial position and results of operations (“MD&A”) is prepared as at February 25, 2026 and should be read in conjunction with the audited consolidated financial statements and related notes thereto of XORTX Therapeutics Inc. (the “Company” or “XORTX”) for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). All dollar figures in this MD&A are expressed in US dollars unless stated otherwise.

In this discussion, unless the context requires otherwise, references to “we” or “our” are references to XORTX Therapeutics Inc.

CORPORATE INFORMATION

XORTX was incorporated under the laws of Alberta, Canada on August 24, 2012, under the name ReVasCor Inc. and continued under the Canada Business Corporations Act on February 27, 2013, under the name of XORTX Pharma Corp. Upon completion of a reverse take-over transaction on January 10, 2018, with APAC Resources Inc., a company incorporated under the laws of British Columbia, the Company changed its name to “XORTX Therapeutics Inc.” and XORTX Pharma Corp. became a wholly-owned subsidiary. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8. The Company’s shares trade on the TSX Venture Exchange (“TSXV”) and on the Nasdaq Stock Exchange (“Nasdaq”) under the symbol “XRTX”, and on the Börse Frankfurt under the symbol “ANU”.

FORWARD LOOKING STATEMENTS

This MD&A contains certain statements, other than statements of historical fact that are forward-looking statements, which reflect the current view of the Company with respect to future events including corporate developments, financial performance and general economic conditions which may affect the Company.

All statements other than statements of historical fact contained in this MD&A, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward- looking statements include, among other things, statements about:

•	our ability to obtain additional financing;
•	the accuracy of our estimates regarding expenses, costs associated with clinical trials, regulatory and commercial activities, future revenues and capital requirements;
•	the success and timing of our preclinical studies and clinical trials;
•	our ability to obtain and maintain regulatory approval of “XORLOTM”, XORTX’s proprietary formulation of oxypurinol for use in the Company’s XRx-026 program to treat gout, and alternative proprietary formulations of oxypurinol for its XRx-008 program to treat ADPKD, and any other product candidates we may develop, and the labeling under any approval we may obtain;
•	regulatory approvals and other regulatory developments in the United States and other countries;
•	the performance of third-party manufacturers and contract research organizations;

1

•	our plans to develop and commercialize our product candidates;
•	our plans to advance research in other kidney disease applications;
•	our ability to obtain and maintain intellectual property protection for our product candidates;
•	the successful development of our sales and marketing capabilities;
•	the potential markets for our product candidates and our ability to serve those markets;
•	the rate and degree of market acceptance of any future products;
•	the success of competing drugs that are or become available; and
•	the loss of key scientific or management personnel.

XORTX relies on certain key expectations and assumptions in making the forecasts, projections, predictions or estimations set out in forward-looking information. These factors and assumptions are based on information available at the time that the forward-looking information is provided. These include, but are not limited to, expectations and assumptions concerning:

•	the availability of capital on acceptable terms to fund planned expenditures;
•	prevailing regulatory, tax and environmental laws and regulations; and
•	the ability to secure necessary personnel, equipment and services.

Undue reliance should not be placed on forward-looking information because a number of risks and factors may cause actual results to differ materially from those set out in such forward-looking information. These include:

•	the availability of capital on acceptable terms;
•	incorrect assessments of the value of acquisitions, licenses and development programs;
•	technical, manufacturing and processing problems;
•	actions by governmental authorities, including increases in taxes and tariffs;
•	fluctuations in foreign exchange, currency, or interest rates and stock market volatility;
•	failure to realize the anticipated benefits from licenses or acquisitions;
•	the other factors specifically identified as risk factors in this MD&A; and
•	potential labour unrest.

Readers are cautioned that the foregoing list of factors should not be construed as exhaustive. Further information relating to risks is included in this MD&A under Risks Related to the Business.

Except as may be required by applicable law or stock exchange regulation, XORTX undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If XORTX does update one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR+ website at www.sedarplus.ca.

BUSINESS OVERVIEW

XORTX is a late-stage clinical pharmaceutical company, focused on developing and potentially commercializing innovative therapies to treat diseases modulated by aberrant purine and uric acid metabolism in indications such as gout, autosomal dominant polycystic kidney disease (“ADPKD”), an orphan (rare) disease, Fibrotic Kidney disease and larger, more prevalent type 2 diabetic nephropathy (“T2DN”), as well as acute kidney injury (“AKI”) associated with respiratory virus infection.

Our focus is on developing unique therapeutic products to:

1/ treat gout patients, specifically those that have shown an intolerance to treatment with allopurinol;

2/ slow or reverse the progression of chronic kidney disease in patients at risk of end stage kidney failure;

3/ address the immediate need of individuals facing AKI associated with respiratory virus infection;

4/ treat and slow the deposition of fibrosis in the kidney in the setting of progressive kidney disease; and

5/ identify other opportunities where our existing and new intellectual property can be leveraged to address health issues.

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We believe that our technology is underpinned by well-established research and insights into the underlying biology of aberrant purine metabolism, chronically high serum uric acid and its health consequences. Our aim is to advance a novel proprietary formulation of oxypurinol, a uric acid lowering agent that works by effectively inhibiting xanthine oxidase. We are developing product candidates that include new or existing drugs that can be adapted to address disease indications where aberrant purine metabolism and/or elevated uric acid is a common denominator, including gout, polycystic kidney disease, pre-diabetes, insulin resistance, metabolic syndrome, diabetes, diabetic nephropathy, and infection. We are focused on building a pipeline of assets to address the unmet medical needs of patients with a variety of serious or life-threatening diseases using our innovative formulation of oxypurinol, and in combination with uric acid lowering agents - a pipeline-in-a-product strategy supported by our intellectual property, established exclusive manufacturing agreements, and proposed clinical trials with experienced clinicians.

Our four current unique product development programs are:

•	XRx-026, a program for the treatment of gout;
•	XRx-008, a program for the treatment of ADPKD;
•	XRx-101, a program to treat AKI associated with respiratory virus infection and associated health consequences;
•	VB4-P5, a program to treat and prevent fibrosis in the kidney in rare kidney disease; and
•	XRx-225, a program for the treatment of T2DN.

At XORTX, we aim to develop medications to improve the quality of life of patients with life threatening diseases by modulating aberrant purine, fibrosis and uric acid metabolism.

Our Proprietary Therapeutic Platforms

Our expertise and understanding of the pathological effects of aberrant purine metabolism combined with our understanding of uric acid lowering agent structure and function, has enabled the development of our proprietary therapeutic platforms. These are a complementary suite of therapeutic formulations and new chemical entities designed to provide unique solutions for acute and chronic disease. Our therapeutic platforms can be used alone, or in combination, with synergistic activity for a tailored approach to a variety of indications. We continue to leverage these therapeutic platforms to expand our pipeline of novel and next generation drug-based product candidates. We believe these could represent significant improvements to the standard of care in multiple acute and chronic cardiovascular and renal diseases.

We believe our in-house drug design and formulation capabilities confer a competitive advantage to our therapeutic platforms. Some of these key advantages are:

Highly Modular and Customizable

Our platforms can be combined in multiple ways and this synergy can be applied to address acute, intermittent or chronic disease progression. For example, our XRx-026 and XRx-008 programs are designed for longer term stable chronic oral dosing of xanthine oxidase inhibitors (“XOI”). We believe that our formulation technology allows us to manage the unique challenges of cardiovascular and renal disease by modulating purine metabolism and its negative health consequences on the body. Our XRx-101 program for AKI associated with respiratory virus infection is designed to produce rapid suppression of hyperuricemia and then maintain purine metabolism at a low level during viral infection and target management of acute organ injury.

Fit-for-purpose

Our platforms can be utilized to engineer new chemical entities and formulations of those agents that have enhanced properties. For example, our XRx-225 product candidate program represents a potential new class of xanthine oxidase inhibitor(s) with a design that enhances their anti-inﬂammatory activity. The capability of tailoring the potential therapeutic benefit of this class of new agents permits us to identify targets and diseases that may respond to treatment. Additionally, the recent agreement to acquire the VB4-P5 molecule will permit the development of a novel new chemical entity, that potently decreases the rate of fibrosis, for the unmet medical need in kidney disease. Through rational design, we can further optimize proprietary formulations to maximize their clinical potential and importantly their therapeutic effects, while minimizing their side effect profile.

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Readily Scalable and Transferable

Our in-house small molecule and formulations design expertise can create a steady succession of drug product candidates that are scalable, efficient to manufacture and produce large scale, high purity active pharmaceutical drug product. We believe this will provide a competitive advantage, new intellectual property and the opportunity to provide first-in-class products that target unmet medical needs and meaningful improvements to quality of life.

Our team’s expertise in uric acid lowering agents, speciﬁcally in the development and use of xanthine oxidase inhibitors, has enabled the development of our therapeutic product candidates to treat the symptoms of, and potentially delay the progression of gout, ADPKD, kidney fibrosis, and AKI associated with respiratory virus infection, and T2DN.

Product Candidate Pipeline

Our product candidates include XRx-026, XRx-008, XRx-101, VB4-P5 and XRx-225. Our lead program, XRx-026 is designed to treat gout. This program has recently been elevated in status as it represents a near-term opportunity for marketing approval and revenue generation. The Company believes that this program has sufficiently advanced through required chemistry, manufacturing pharmacology, toxicology and clinical studies, and needs only a pharmacokinetics trial with commercial drug, prior to a NDA filing. Ongoing discussions with the FDA in preparation for an NDA submission to gain market approval through the Section 505(b)(2) regulatory pathway are underway.

The Company’s second program, XRx-008 for the treatment of ADPKD, has reported topline results for the XRX-OXY-101 Bridging Pharmacokinetic Study of XORLOTM (the “XRX-OXY-101 PK Clinical Trial”) in advance of initiating Phase 3 registration clinical trial testing, the last stage of clinical development before application for FDA approval. Discussions with the FDA have confirmed that a single clinical trial with a one-year treatment period would be sufficient to make this program eligible for accelerated approval, once the benefit of XORLOTM on decreasing the rate of decline of glomerular filtration rate has been demonstrated.

Our completed and reported bridging pharmacokinetics study XRX-OXY-101 supports the XRx-026, XRx-008 and XRx-101 programs. Future late-stage clinical studies targeting attenuation or reversal of AKI in hospitalized individuals with respiratory virus infection are planned. XRx-225 is a non-clinical stage program advancing new chemical entities toward the clinical development stage for the treatment of T2DN. VB4-P5 is a new chemical entity at the non-clinical stage of development.

Products

With respect to the Company’s lead and most advanced development program, XRx-026, the FDA has provided responses to the Company’s Type B Meeting Package clarifying the remaining steps needed for submission of an NDA through the Section 505(b)(2) regulatory pathway for the treatment of gout. XORTX intends to advance this drug to marketing approval pending its FDA discussions. The Company believes that peak net sales revenue for this product could reach more than $500 million USD per year.

XRx-008 is XORTX’s late clinical stage program focused on demonstrating the potential of its novel product candidate for ADPKD. XRx-008 is the development name given to XORTX's therapeutics program and associated proprietary oral formulation of oxypurinol, appropriate for use in individuals with progressively decreasing kidney filtering capacity.

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XORTX is also developing a drug product combination therapy that includes both intravenous uric acid lowering therapy combined with an oral anti-hyperuricemic xanthine oxidase inhibitor, XRx-101, for use in treating patients with AKI associated with respiratory virus infection and/or associated co-morbidities including sepsis.

XORTX is currently evaluating novel XOI candidates for its XRx-225 program to treat T2DN as well as developing new chemical entities to address other orphan and large market disease patients with unmet medical needs.

XORTX has initiated the acquisition of VB4-P5, an early-stage new chemical entity that potently decreases fibrosis in the kidney in an animal model of kidney disease.

Patents

XORTX is the exclusive licensee of two U.S. granted patents with claims to the use of all uric acid lowering agents to treat insulin resistance and diabetic nephropathy. Counterparts for some of these patent applications have also been submitted in Europe. In both the US and Europe, XORTX wholly owns composition of matter patents and patent applications for unique proprietary formulations of xanthine oxidase inhibitors. To date three patents have been granted: one in the U.S. and two in Europe. In addition, XORTX has submitted two patent applications to cover the use of uric acid lowering agents for the treatment of the health consequences of respiratory virus infection. Recently, XORTX filed a third provisional patent application covering formulations and methods of dosing xanthine oxidase inhibitors in individuals with kidney disease. The VB4-P5 acquisition adds granted worldwide patents for composition and use of this anti-fibrotic agent.

OUR STRATEGY

The Company’s goal is to apply our interdisciplinary expertise and pipeline-in-a-product strategy to further identify, develop and commercialize novel treatments for rare/orphan and broader indications related to health consequences associated with gout patients, progressive kidney disease and the health consequences of diabetes. To achieve this objective, we intend to pursue the following strategies:

1.	Subject to ongoing discussions with US Food and Drug Administration (the “FDA”), file an Investigational New Drug application (an “IND”), prepare commercial supply of drug substance and drug product, conduct a bridging pharmacokinetics study with commercial supply of tablets and then submit a New Drug Application (a “NDA”) to the FDA, for the XRx-026 product candidate program, which we believe will address an unmet medical need for gout.

2.	Subject to discussions with the FDA, following the successful completion of a Phase 3 clinical registration trial of the XRx-008 product candidate program submit a NDA to the FDA, requesting review under the Accelerated Approval status. We believe the introduction of this class of drug could establish a new standard of care for ADPKD.

3.	Maximize the potential of the XRx-026 and XRx-008 product candidate programs, if approved, through independent commercialization and/or through opportunistic collaborations with third parties.

4.	Leverage our pipeline-in-a-product strategy and experience, developing additional proprietary formulations of xanthine oxidase inhibitor and/or uric acid lowering agents to treat select disease indications, and complement our activities through acquisitions and/or in-licensing opportunities in nephrology and diabetes when opportunities arise.

Our ability to implement our business strategy is subject to numerous risks. These risks include, among others (see “Risks Related to the Business”):

•	we will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to alter, delay, scale back, or cease our product development programs or operations;

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•	we have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future;
•	we have a limited number of product candidates, all of which are still in various stages of development, and we may fail to obtain regulatory approval or experience significant delays in doing so;
•	our product candidates may have undesirable side effects that may delay or prevent marketing approval or, if approved, require them to be taken off the market, require them to include contraindications, warnings and precautions, limitations of use, or otherwise limit their sales;
•	we may be unable to obtain regulatory approval for our product candidates under applicable regulatory requirements, and the denial or delay of any such approval would delay commercialization of our product candidates, if approved, and adversely impact our potential to generate revenue, our business and our results of operations;
•	security breaches, loss of data and other disruptions could compromise sensitive information related to our business or protected health information or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation;
•	our existing strategic partnerships are important to our business, and future strategic partnerships may also be important to us; if we are unable to maintain any of these strategic partnerships, or if these strategic partnerships are not successful, we may not realize the anticipated benefits of our strategic partnerships and our business could be adversely affected;
•	we rely on third parties to monitor, support, conduct and oversee clinical trials of the product candidates that we are developing and, in some cases, to maintain regulatory files for those product candidates;
•	our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties and a third party could allege that the commercialization of one of our products infringes upon their intellectual property in some way;
•	our patents covering one or more of our products or product candidates could be found invalid or unenforceable if challenged;
•	if we are unable to obtain, maintain and enforce patent and trade secret protection for our product candidates and related technology, our business could be materially harmed; and
•	if we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

Funding Requirements

The Company has not generated any revenue from product sales to date and does not expect to do so until such time as XORTX obtains regulatory approval for and commercializes one or more of our product candidates. As the Company’s development programs are currently in various stages of development, it will be some time before we expect to achieve commercialization of one or more of our products and it is uncertain that we ever will. We expect that we will continue to increase our operating expenses in connection with clinical and preclinical activities and the development of product candidates in our pipeline. We also expect to continue to seek strategic partnerships and additional collaboration opportunities. Further, we expect to continue our efforts to pursue additional grants and refundable tax credits from the Canadian government in order to further our research and development efforts. Although it is difficult to predict our funding requirements, based upon our current operating plan, the Company anticipates that our existing cash and cash equivalents as of December 31, 2025, combined with the net proceeds of future financings, will enable us to advance the development of the XRx-026 and XRx-008 product candidates. XRx-026 is the Company’s focus near term and will be advanced subject to available funds. The XRx-008, XRx-101, VB4-P5 and XRx-225 programs will be advanced when sufficient additional funding is available. A small portion of the Company’s resources will be allocated to intellectual property development. XORTX may also be eligible to receive certain research, development, and commercial milestone payments in the future. However, because the successful development of our product candidates and the achievement of milestones by our strategic partners are uncertain, we are unable to estimate the actual funds required to complete the research, development, and commercialization of our product candidates.

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RECENT DEVELOPMENTS

Financing Activities

On January 15, 2025, the Company issued 73,871 common shares in an at-the-market offering for gross proceeds of $113,547.

On July 22, 2025, the Company closed a non-brokered private placement of 1,267,123 units at a price of $0.73 per unit for aggregate gross proceeds of $925,000. Each Unit consisted of one common share in the capital of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share at a price of $1.20 for a period of five years following the date of issuance provided, however, that if the closing price of the common shares on the Nasdaq is greater than $2.00 for 10 or more consecutive trading days, the warrants will be accelerated and will expire on the 30th day following the date of such notice. In connection with the Offering, the Company paid an aggregate of $12,264 in finder’s fees and issued, in aggregate, 16,800 finder’s warrants.

On August 8, 2025, the Company closed a non-brokered private placement of 156,849 units at a price of $0.73 per unit for aggregate gross proceeds of $114,500. Each unit consisted of one common share in the capital of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share at a price of $1.20 for a period of five years following the date of issuance provided, however, that if the closing price of the common shares on the Nasdaq is greater than $2.00 for 10 or more consecutive trading days, the warrants will be accelerated and will expire on the 30th day following the date of such notice. The Company incurred cash issuance costs of $32,075.

On October 23, 2025, the Company closed its registered direct offering (the “Offering”) for the purchase and sale of 572,470 common shares at a price of $0.63 per common share, and 1,177,530 pre-funded warrants at a price of $0.62999 per pre-funded warrant for aggregate gross proceeds of $1,102,488. Each pre-funded Warrant will entitle the holder to acquire one common share at an exercise price of $0.00001 per share. D. Boral Capital LLC acted as sole placement agent for the Offering and was paid $77,175 in finder’s fees and issued 87,500 agent warrants exercisable into one common share of the Company at an exercise price of $0.69 per common share commencing 181 days following issuance and expiring 18 months from the closing date.

Corporate Advancements

On October 17, 2025, the Company announced that it had entered into a binding term sheet (the “Term Sheet”) to acquire a Renal Anti-Fibrotic Therapeutic Program from Vectus Biosystems Limited, an Australian Securities Exchange listed company (“Vectus”). The program includes a novel new chemical entity, VB4-P5, along with its associated intellectual property, regulatory documentation, and manufacturing data. The program is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease — areas with substantial unmet medical need. The Term Sheet provides for the Company to acquire from Vectus the intellectual property specifically related to the VB4-P5 compound and the data generated by Vectus from its work on the VB4-P5 small molecule and related assets. The consideration receivable by Vectus is $3.0 million, payable in common shares or common share equivalents of the Company at a deemed issue price of $0.86 per Security (the “Issue Price”), with the Issue Price subject to adjustment in certain circumstances provided, however, that the Issue Price will not be lower than the Discounted Market Price (as defined in the policies of the TSXV) on the last trading day prior to the announcement of this transaction.

The Term Sheet is subject to finalization of closing documentation, satisfaction of conditions that are typical for a transaction of this type including receipt of all regulatory approvals, and compliance with applicable stock exchange requirements and applicable securities laws. Closing of the acquisition will occur no more than 90 days from the execution of the Term Sheet. If requested by Vectus, the Company will use its reasonable commercial efforts to register the Securities with the Securities and Exchange Commission of the United States. In addition, Vectus will enter into a voluntary lockup agreement that, among other things, restricts sales of the Securities by Vectus for 180 days after the Closing Date. If the Term Sheet is terminated or if closing does not occur, XORTX will be required to issue $50,000 of common shares to Vectus.

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On January 13, 2026, the Company entered into an amendment that provides for closing of the Vectus transaction on or before March 31, 2026 to provide additional time for transfer of intellectual property.

Regulatory Advancements

On January 3, 2024, the Company announced the submission of a new patent for the treatment of chronic kidney disease (“CKD”). This patent is designed to protect new discoveries and strategies for the treatment of individuals with varied degrees of kidney function in the setting of CKD.

On April 28, 2025, the Company announced receipt of notification that the patent “Xanthine Oxidase Inhibitor Formulations” will be granted by the European Patent Office. The patent covers compositions and methods of formulating using XORTX’s proprietary formulations of XOI for the treatment of health consequences of chronically high uric acid, gout, renal, cardiovascular and other diseases where aberrant purine metabolism has been implicated in disease progression.

On April 30, 2025, the Company announced that it had received responses from the FDA on its Type B Meeting Package related to the development of XRX-026 for the treatment of gout. The responses clarified the remaining steps for submission of an NDA to gain approval through the Section 505(b)(2) regulatory pathway. Final FDA minutes are pending formalization by XORTX and the FDA.

Changes in Officers and Directors

On December 31, 2025, the Company announced the appointment of Ms. Krysta Davies Foss to the Board of Directors and the resignations of Messrs. Bill Farley, Patrick Treanor and Ms. Abigal Jenkins.

Nasdaq Compliance

On April 17, 2025, the Company announced that it received notification from Nasdaq Listing Qualifications Department that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the Company’s common shares listed on Nasdaq was below US$1.00 for 30 consecutive business days. Nasdaq Rule 5550(a)(2) requires the shares to maintain a minimum bid price of US$1.00 per share, and Nasdaq Rule 5810(c)(3)(A) provides that failure to meet such a requirement exists when the bid price of the shares is below US$1.00 for a period of 30 consecutive business days. In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 days from the date of notification to regain compliance with the minimum bid price requirement, during which time the shares will continue to trade on the Nasdaq Capital Market. If at any time before the 180 day period, the bid price of the shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq has the discretion to provide written notification that the Company has achieved compliance with the minimum bid price requirement and consider such deficiency matters closed. As at the date of this MD&A, the Company has not met the minimum bid price requirement. The Company made an application to Nasdaq to extend the compliance period for a further 180 days to regain compliance. On October 20, 2025, the Company received a notice from Nasdaq granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement. The Company now has until April 13, 2026 to meet the requirement (the “Second Compliance Period”).

If at any time during the Second Compliance Period, the closing bid price of the Company's common shares is at least $1 per share for at least a minimum of 10 consecutive business days, Nasdaq will provide the Company with written notification that the Company has achieved compliance with the Minimum Bid Requirement and will consider deficiency matters closed. If compliance with the Minimum Bid Price Requirement cannot be demonstrated by April 13, 2026, Nasdaq will provide written notification that the Company's common shares will be delisted. At that time, the Company may appeal Nasdaq's determination to a Nasdaq Hearings Panel (the “Panel”). The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, that such appeal would be successful. Accordingly, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain its listing on The Nasdaq Capital Market.

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FUTURE PLANS AND OUTLOOK

XORTX intends to grow its business by developing four programs: one for the treatment of gout (XRx-026); one for the treatment of ADPKD (XRx-008); one to treat AKI associated with respiratory virus infection and associated health consequences (XRx-101); and a final program for the treatment of T2DN (XRx-225).

Recent independent peer-reviewed research that reported that genetic factors are linked to the over-expression of xanthine oxidase (“XO”) and play a role in several diseases, including kidney disease, have provided the Company with the opportunity to develop diagnostics that identify specific genetic factors. These diagnostic tools alongside the Company’s expertise in developing unique formulations of uric acid lowering agents and XO inhibitors will permit XORTX to tailor treatments to subpopulations of individuals that have common susceptibility or similar responses to particular drugs. The Company will begin evaluating individuals as early as our planned registration clinical trial in patients with ADPKD providing XORTX with an opportunity to better understand the role these genetic factors play in progressive kidney disease.

In 2026, XORTX will focus on advancing its proprietary formulation of oxypurinol – XORLOTM – in the XRx-026 program to provide a therapeutic option to patients with allopurinol intolerant gout. It will submit an IND, conduct a pharmacokinetics clinical trial, manufacture a clinical and commercial supply of drug, and in parallel, prepare a US FDA marketing approval application. The Company will also continue to advance a unique proprietary formulation of oxypurinol for the XRx-008 program for ADPKD and for efficacy testing during a Phase 2/3 “registration” clinical trial program – XRX-OXY-201. Discussions with the FDA and initiation of commercialization activities for XORLOTM will be a priority as will advancing research in other kidney disease applications. To achieve these objectives, XORTX’s action plan includes:

1.	To advance the XRx-026 program for the treatment of gout, with a specific focus on allopurinol intolerant gout. Recently, the Company submitted a Type B Meeting Package with the FDA. The FDA responses clarified the remaining steps for submission of a NDA to gain approval through the Section 505(b)(2) regulatory pathway. Final FDA minutes are pending formalization by XORTX and the FDA. The Type B Meeting Package included the clinical development history including phase 1, 2 clinical study results, a prior approvable letter from the FDA for oxypurinol for gout. Pending further communications from the FDA, the Company anticipates submitting an IND, conducting a pharmacokinetics clinical trial, initiating clinical and commercial supply manufacturing of drug product, preparing a NDA for submission in fiscal 2026, entering discussions with potential marketing and selling partners in the US and in other major global markets, and preparing for commercialization in 2027. (Estimated cost - $9 to $18 million.)

2.	Under the XRx-008 program, to initiate the Pivotal Registration clinical trial “XRX-OXY-201”, to support an application for the “Accelerated Approval” of a proprietary formulation of oxypurinol for individuals with ADPKD. The XRX-OXY-201 clinical trial is a Phase 2b/3a, Multi-Centre, Double-Blind, Placebo Controlled, Randomized Withdrawal Design Study to Evaluate the Efficacy and Safety of a Novel Oxypurinol Formulation in Patients with Progressing Stage 3-4 ADPKD and Coexistent Hyperuricemia. The XRX-OXY-201 clinical trial will provide data for future “accelerated approval" NDA submissions to the FDA, and MAA submissions to the EMA. Subject to available financing, the XRX-OXY-201 clinical trial is planned to start in 2026 and enroll individuals with stage 3 or 4 ADPKD and presenting with chronically high serum uric acid levels. The objective of the XRX-OXY-201 clinical trial is to evaluate the ability of oxypurinol to slow the rate of decline of the glomerular filtration rate in ADPKD patients and/or the expansion of total kidney volume over a 12-month treatment period. An estimated 150 patients will be enrolled with 120 patients completing the study. (Estimated cost - $5 million to $30 million.)

3.	Under the XRx-008 program, prepare and communicate with the FDA and EMA regarding a second phase clinical trial named “XRX-OXY-301”, a full registration trial in ADPKD patients. The XRX-OXY-301 clinical trial is a Phase 3, Multi-Centre, Double-Blind, Placebo Controlled, Randomized Withdrawal Design Study to Evaluate the Efficacy and Safety of a Novel Oxypurinol Formulation in Patients with Progressing Stage 2-4 ADPKD and Coexistent Hyperuricemia with Progressing Stage 2, 3, or 4 Kidney Disease. The objective of the XRX-OXY-301 clinical trial is to evaluate the safety and effectiveness of oxypurinol for the XRx-008 program over a 24-month treatment period and obtain FDA marketing approval and to characterize its ability to decrease the rate of decline of glomerular filtration rate. An estimated 300 patients will be enrolled. The XRX-OXY-301 clinical trial will not be scheduled or budgeted until XRX-OXY-201 is well underway and may be subject to SPA review by FDA.

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4.	Ongoing CMC Work. In parallel with the preparation of regulatory communications with the FDA, the production of clinical and commercial supplies of XORLOTM for the XRx-026 program and pharmacokinetics clinical study – XRX-OXY-102 will be initiated. XORTX will focus on scale-up, validation and stability testing of clinical drug product supplies of XORLOTM under a new IND for gout, as well as building, validating and characterizing the stability of future clinical and commercial supplies. All development will be performed according to current GMP methodology. This work will be ongoing throughout 2026 to 2027. (Estimated cost of Clinical and Commercial drug supply - $5 million to $10 million.)

5.	Activities Related to Potential Commercial Launch. In preparation for a possible commercial launch of the XORLOTM product associated with the XRx-026 development program, XORTX will conduct commercialization studies and an in-depth analysis of pricing and reimbursement, as well as evaluate product brand name selection, prepare related filings and conduct other launch preparation activities. In addition, similar work will be conducted for the XRx-008 program. This work will be ongoing throughout 2026 to 2027. (Estimated cost - $2 to $8 million.)

6.	Activities Related to European Registration. XORTX will continue to work with and obtain guidance from the EMA to facilitate the path to potential approval of its XRx-026 and XRx-008 programs in the EU. This work will be ongoing in 2026 through 2027 and will include updating its information dossier to support an orphan drug designation from the EMA. (Estimated cost - $1 to $8 million.)

To achieve the above goals, XORTX will continue to pursue non-dilutive and dilutive funding and expand discussions to partner with major pharma / biotech companies with a global reach. XORTX will also increase financial and healthcare conference participation to further strengthen and expand its investor base.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly results prepared by management for the eight previous quarters to December 31, 2025:

(unaudited)	2025 Q4	2025 Q3	2025 Q2	2025 Q1
Research and development	54,864	57,011	186,751	276,309
Consulting, wages and benefits	237,301	238,839	240,532	283,915
Directors’ fees	57,359	56,956	57,973	43,280
Investor relations	75,683	214,253	155,859	150,043
Professional fees	135,710	30,902	100,882	81,834
General and administrative	60,615	61,125	59,495	59,797
Public company costs	31,645	22,592	43,734	22,364
Travel	-	17	10,144	10,960
Amortization of property and equipment	22,537	22,888	20,841	19,464
Amortization of intangible assets	6,578	6,497	6,789	6,521
Impairment of intangible assets	1,833	-	-	-
Share based payments (1)	4,124	5,117	6,945	8,969
Gain on derivative warrant liability	(93,000)	(76,000)	(149,000)	(246,000)
Foreign exchange (gain) loss	(865)	16,473	(10,919)	(362)
Interest income	(3,922)	(7,201)	(12,326)	(18,421)
Total (loss) income	(590,462)	(649,469)	(717,700)	(698,673)
(Loss) income per share	(0.09)	(0.13)	(0.19)	(0.19)

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(unaudited)	2024 Q4	2024 Q3	2024 Q2	2024 Q1
Research and development	7,763	34,741	67,683	73,643
Consulting, wages and benefits	256,569	213,340	360,617	224,721
Directors’ fees	42,467	40,144	46,371	39,161
Investor relations	181,897	236,603	502,265	439,405
Professional fees	26,487	195,527	274,635	120,210
General and administrative	72,006	81,765	92,258	74,920
Public company costs	24,845	30,823	56,053	29,683
Travel	13,581	-	16,728	1,607
Amortization of property and equipment	19,513	19,560	26,885	20,246
Amortization of intangible assets	6,631	6,389	6,164	11,886
Share based payments (1)	9,505	15,857	44,031	53,134
Loss/(gain) on derivative warrant liability	(870,349)	(244,000)	(1,645,548)	1,724,792
Foreign exchange loss (gain)	57,336	(14,715)	17,744	12,644
Interest income	(25,331)	(29,023)	(35,952)	(31,602)
Transaction costs on derivative warrant liability	54,545	-	-	224,486
Total (loss) income	122,535	(587,011)	170,066	(3,018,936)
(Loss) income per share	0.04	(0.20)	0.06	(1.24)

Note: (1) Share based payments relate to the vesting of options over the period.

Three months ended December 31, 2025

The Company had a net loss of $590,462 ($0.09 per share) for the three months ended December 31, 2025, compared to a net income of $122,535 ($0.04 per share) in the three months ended December 31, 2024.

Variances within the loss items are as follows:

Consulting, wages and benefits - $237,301 (2024 - $256,569) – Consulting expenses decreased during the three months ended December 31, 2025, as fewer consultants were engaged during the current quarter due to a decrease in Company activity with respect to corporate development.

Investor relations - $75,683 (2024 - $181,897) – Investor relations expense decreased during the three months ended December 31, 2025 as the Company decreased its marketing and promotional activities.

Professional fees - $135,710 (2024 - $26,487). Professional fees, which consists mainly of accounting, audit and legal fees, increased during the three months ended December 31, 2025 as compared with the 2024 period, due to the Company’s increased corporate activity.

Research and development - $54,864 (2024 - $7,763) – Research and development expenses increased in the three months ended December 31, 2025 compared to the same period last year as detailed in the following table:

The table below presents combined research and development costs for XRx-026, XRx-008, XRx-101, and XRx-225 as many of the Company’s program activities are run concurrently and in combination.

	Q4 2025	Q4 2024	Change $	Change %

Clinical trial expenses [1]	17,992	(32,400)	50,393	156%
Manufacturing and related process expenses [2]	9,880	12,948	(3,068)	(24%)
Intellectual property expenses [3]	840	1,540	(700)	(45%)
External consultants’ expenses [4]	26,152	25,675	476	2%
Total Research and development	54,864	7,763	47,101	607%

Notes:

(1)	Clinical trials expenses include those costs associated with our XRx-026, XRx-008 and XRx-101 programs. Included in clinical trials expenses are regulatory and consulting activities, contract research organization expenses, data management expenses, and other costs associated with our clinical trial programs. Clinical trial expenses increased mainly as the Company’s updating its information dossier to support an orphan drug designation from the EMA and the submission of the Type B Meeting Package to the FDA. In Q4 2024, a recovery of $32,452 was due to the write-off of pre-existing accounts payable.

11

(2)	Manufacturing and related process expenses includes third party direct manufacturing costs, quality control testing and packaging costs. In Q4 2025, manufacturing costs primarily related to the Company's oxypurinol quality control and stability related costs.
(3)	Intellectual property expenses include legal and filing and maintenance fees associated with our patent portfolio.
(4)	External consultants’ expenses include third party consultants engaged in the activities of research and development including chemistry, manufacturing, drug product development, regulatory, non-clinical and clinical study execution. The external consultants’ expenses are largely comparable for the three months ended December 31, 2025 to the same period in 2024.

Foreign Exchange gain - $865 (2024 – loss of $57,336) – Foreign exchange gain increased to $865 for the three months ended December 31, 2025 due to the USD/CAD foreign exchange rate strengthening. Foreign exchange gains or losses result from balances which are held in currencies other than the functional currency of the Company.

Gain on derivative warrant liability - $93,000 (2024 – $870,319) – During the three months ended December 31, 2025, the gain relates to a decrease in the Company’s share price and a decrease in the remaining terms of the warrants which decreases the value of the derivative warrant liability. The warrants included in the units issued under the offering in Q1 2024 have an exercise price in CAD dollars and are considered a derivative financial liability as the exercise price is in a different currency than the functional currency of the entity. The warrants are initially recognized at fair value and subsequently remeasured at fair value with changes recognized through profit or loss.

Year ended December 31, 2025

The Company incurred a loss of $2,656,304 ($0.56 per share) for the year ended December 31, 2025, compared to a loss of $3,313,346 ($1.15 per share) in the year ended December 31, 2024.

Variances within the loss items are as follows:

Consulting, wages and benefits - $1,000,587 (2024 - $1,055,247) – Consulting expenses decreased during the year ended December 31, 2025, as fewer consultants were engaged during the current quarter due to a decrease in Company activity with respect to corporate development.

Directors’ fees - $215,568 (2024 - $168,143) – Directors’ fees expenses increased during the year ended

December 31, 2024, due to an increase in director fees related to the non-executive Chairman and increased director and committee meetings.

General and administrative - $241,032 (2024 - $320,949) – General and administrative expenses decreased due to lower directors’ and officers’ insurance premiums.

Investor relations - $595,838 (2024 - $1,360,170) – Investor relations expenses decreased during the year ended December 31, 2025 as the Company decreased its marketing and promotional activities.

Professional fees - $349,328 (2024 - $616,859). Professional fees, which consists mainly of accounting, audit and legal fees, decreased during the year ended December 31, 2025 as compared with the 2024 period, due to the Company’s decreased corporate activity.

Research and development - $574,935 (2024 - $183,830) – Research and development expenses increased in the year ended December 31, 2025, compared to the same period last year as detailed in the following table (future expenditures will depend upon financial resources available):

The table below presents combined research and development costs for XRx-026, XRx-008, XRx-101, and XRx-225 as many of the Company’s program activities are run concurrently and in combination.

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	2025	2024	Change $	Change %

Clinical trial expenses [1]	188,107	(19,282)	207,389	1,076%
Manufacturing and related process expenses [2]	27,359	62,722	(35,363)	(56%)
Intellectual property expenses [3]	13,785	12,406	1,379	11%
Translational science expenses [4]	237,464	-	237,464	100%
External consultants’ expenses [5]	108,220	127,984	(19,764)	(15%)
Total Research and development	574,935	183,830	391,105	213%

Notes:

(1)	Clinical trials expenses include those costs associated with our XRx-026, XRx-008 and XRx-101 programs. Included in clinical trials expenses are regulatory and consulting activities, contract research organization expenses, data management expenses, and other costs associated with our clinical trial programs. Clinical trial expenses increased mainly as the Company’s updating its information dossier to support an orphan drug designation from the EMA and the submission of the Type B Meeting Package to the FDA. Clinical trials expense decreased mainly in 2024 as the bridging pharmacokinetics study was mostly completed at the end of 2022 as compared to the comparative period when the XRX-OXY-101 PK Clinical Trial was starting as a new expense. In Q4 2024, a recovery of $32,452 was due to the write-off of pre-existing accounts payable.
(2)	Manufacturing and related process expenses includes third party direct manufacturing costs, quality control testing and packaging costs. In Q4 2025, manufacturing costs primarily related to the Company's oxypurinol quality control and stability related costs.
(3)	Intellectual property expenses include legal and filing and maintenance fees associated with our patent portfolio.
(4)	Translational science expenses include various research studies conducted to expand our intellectual knowledge base related to oxypurinol and our proprietary formulations of oxypurinol, pharmacokinetic testing, non-clinical bioavailability studies, pharmacology and toxicology testing, and identifying potential licensing opportunities.
(5)	External consultants’ expenses include third party consultants engaged in the activities of research and development including chemistry, manufacturing, drug product development, regulatory, non-clinical and clinical study execution. The external consultants’ expenses are largely comparable for the year ended December 31, 2025 to the same period in 2024.

Foreign Exchange loss - $4,327 (2024 – $73,009) – Foreign exchange loss decreased to $4,327 for the year ended December 31, 2025 due to the USD/CAD foreign exchange rate strengthening. Foreign exchange gains or losses result from balances which are held in currencies other than the functional currency of the Company.

Gain on derivative warrant liability - $564,000 (2024 – $1,035,105) – During the year ended December 31, 2025, the gain relates to a decrease in the Company’s share price and a decrease in the remaining terms of the warrants which decrease the value of the derivative warrant liability. The warrants included in the units issued under the offering in Q1 2024 have an exercise price in CAD dollars and are considered a derivative financial liability as the exercise price is in a different currency than the functional currency of the entity. The warrants are initially recognized at fair value and subsequently remeasured at fair value with changes recognized through profit or loss.

Selected Annual Financial Information

The financial information reported herein has been prepared in accordance with IFRS. The Company uses the U.S. dollar as its presentation currency. The following table represents selected financial information for the Company’s fiscal years 2025, 2024 and 2023.

Selected Statements of Comprehensive Loss Data

	2025	2024	2023
Revenue	$Nil	$Nil	$Nil
Loss and comprehensive loss for the year	$2,656,304	$3,313,346	$2,158,065
Weighted average shares outstanding	4,734,633	2,878,514	1,981,734
Loss per share, basic and diluted	$0.56	$1.15	$1.09

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Selected Statements of Financial Position Data

	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Cash and cash equivalents	864,514	$2,473,649	$3,447,665
Net working capital	662,027	$1,918,708	$3,242,845
Total assets	2,683,530	$4,094,527	$5,467,964
Long-term liabilities	$Nil	$Nil	$Nil

Comparison of Operations for the 2025 and 2024 Financial Years

	2025	2024	Change $	Change %
Research and development	574,935	183,830	391,105	213%
Consulting, wages and benefits	1,000,587	1,055,247	(54,660)	(5%)
Directors’ fees	215,568	168,143	47,425	28%
Investor relations	595,838	1,360,170	(764,332)	(56%)
Professional fees	349,328	616,859	(267,531)	(43%)
General and administrative	241,032	320,949	(79,917)	(25%)
Public company costs	120,335	141,404	(21,069)	(15%)
Travel	21,121	31,916	(10,795)	(34%)
Amortization	112,115	117,274	(5,159)	(4%)
Impairment of tangibles	1,833	-	1,833	100%
Share-based payments	25,155	122,527	(97,372)	(79%)
Gain on derivative warrant liability	(564,000)	(1,035,105)	471,105	(46%)
Foreign exchange loss	4,327	73,009	(68,682)	(94%)
Interest income and other expenses	(41,870)	(121,908)	80,038	(66%)
Transaction costs on derivative warrant liability	-	279,031	(279,031)	(100%)
Loss for the Year	2,656,304	3,313,346	(657,042)	(20%)
Loss per Share	0.56	1.15	(0.59)	51%

Comparison of cash flows for the years ended December 31, 2025 and 2024

The Company realized a net cash outflow of $1,609,135 for the year ended December 31, 2025, compared to a cash outflow of $974,016 for the year ended December 31, 2024. The variances in the cash flow for the year ended December 31, 2025, compared to December 31, 2024 were as follows:

Operating activities – Cash used in operating activities for the year ended December 31, 2025, was $2,768,723(2024 - $3,678,648). The cash used in operating activities was related to the net loss during the year and non-cash items.

Investing activities – Cash used in investing activities for the year ended December 31, 2025, was $294,953 (2024 - $38,924). The cash used was related to the acquisition of intangible assets during the periods.

Financing activities – Cash provided by financing activities in the year ended December 31, 2025, was $1,427,544 (2024 –$2,779,509). The cash provided was primarily related to the at-the-market offering that took place in January, the non-brokered private placements that took place in July and August, and the registered direct offering that took place in October, for aggregate gross proceeds of $2,255,535. The cash used was related to share issuance costs of $738,433, deferred acquisition costs of $293,803, and payment of lease obligation of $89,572.

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LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2025, the Company had a cash balance of $864,514 and working capital of $662,027 as compared to a cash balance of $2,473,649 and working capital of $1,918,708 as at December 31, 2024. Working capital included a non-cash component related to derivative warrant liability of $8,000 (2024 - $572,000). If this non-cash amount was excluded, working capital would have been $670,027 (2024 - $2,490,708). During the year ended December 31, 2025, the Company closed an at-the-market offering that consisted of 73,871 common shares at an average price of CAD $1.5371 per share for aggregate gross proceeds of CAD $113,547, a non-brokered private placement of 1,267,123 units at a price of $0.73 per unit for aggregate gross proceeds of $925,000, a non-brokered private placement of 156,849 units at a price of $0.73 per unit for aggregate gross proceeds of $114,500, and closed a registered direct offering for the purchase and sale of 572,470 common share units at $0.63 per unit and 1,177,530 pre-funded warrant units at $0.62999 per unit for aggregate gross proceeds of $1,102,488.

Although there is no certainty, management is of the opinion that additional funding for its projects and operations can be raised as needed. The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenue. The products developed by the Company will require approval from the FDA and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, corporate initiatives will be affected. The Company’s current cash burn is approximately $215,000 per month, however dependent on financing activities, the timing of expenditures will be adjusted.

USE OF FINANCING PROCEEDS

The Company will use its existing and any future cash resources to fund its operations and general corporate purposes, including further research and development, and the manufacturing of active pharmaceutical ingredients and drug product to support clinical trials and regulatory approval.

COMMITMENTS

The Company has long-term commitments that are not recognized as liabilities as at December 31, 2025 and 2024 as follows:

Employment Agreements

	December 31, 2025	December 31, 2024
	$	$
Management services – officers	321,000	321,000

The President, CEO and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his current monthly salary which, as of December 31, 2025 and 2024, equated to an annual salary of $321,000.

Payments

In the normal course of business, the Company has committed to payments totaling $107,028 (December 31, 2024 - $323,000) for activities related to its clinical trials, manufacturing, collaboration programs and other regular business activities which are expected to occur over the next two years.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

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TRANSACTIONS WITH RELATED PARTIES

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2025, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $324,738 (2024 - $391,655; 2023 - $337,794).

b)	Fees were paid or accrued to Michael Bumby, the Chief Financial Officer (“CFO”) of the Company in the amount of $160,980 (2024 - $156,335 (paid or accrued to the former and current CFO; 2023 - $156,217 (paid or accrued to the former CFO)).

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical Consulting Services Inc., a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $96,000 (2024 - $110,445; 2023 - $200,229).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $150,000 (2024 - $157,500; 2023 - $280,000).

e)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $215,568 (2024 - $172,229; 2023 - $182,675). The amount includes director fees payment of $128,877 for the year ended December 31, 2025 (2024 - $123,133; 2023 - $133,967) to Anthony Giovinazzo, Chairman of the Company.

f)	As at December 31, 2025, $10,730 (2024 - $11,120) was payable to directors of the Company, $28,044 (2024 - $7,705) was payable and accrued to the CFO of the Company for CFO services, $16,000 (2024 - $8,000) was payable and accrued to the CMO of the Company for consulting services, and $37,500 (2024 - $12,500) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

g)	Management and directors’ key management compensation transactions for the years ended December 31, 2025, 2024, and 2023 are summarized as follows:

	Management Compensation	Directors’ fees	Share- based payments	Total
	$	$	$	$
Year ended December 31, 2023
Directors and officers	974,240	182,675	77,779	1,234,694

Year ended December 31, 2024
Directors and officers	815,935	172,229	85,680	1,073,845

Year ended December 31, 2025
Directors and officers	731,718	215,568	14,559	961,845

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FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities approximate their carrying values at December 31, 2025, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2025 and 2024 and categorized into levels of the fair value hierarchy:

		December 31, 2025		December 31, 2024
	Level	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
		$	$	$	$
FVTPL
Derivative warrant liability	3	8,000	8,000	572,000	572,000

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2025 and 2024 and 2023.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company's risk exposures and their impact on the Company's financial instruments were as follows:

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31, 2025	December 31, 2024
	$	$

Cash	864,514	2,473,649

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company has no exposure to the ongoing banking crisis. The Company’s maximum exposure to credit risk as at December 31, 2025 and 2024 is the carrying value of its financial assets.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its intellectual property portfolio.

The Company’s financial assets are comprised of its cash, accounts receivable and the financial liabilities are comprised of its accounts payable and accrued liabilities, and lease liability.

The contractual maturities of these financial liabilities as at December 31, 2025 and 2024 are summarized in the following table:

17

	Payments due by period as of December 31, 2025
	Total	Less than 3 months	Between 3 months and 1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	553,784	553,784	-	-
Lease liability	37,287	22,230	15,057	-
	591,071	576,014	15,057	-

	Payments due by period as of December 31, 2024
	Total	Less than 3 months	Between 3 months and 1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	147,205	147,205	-	-
Lease liability	38,785	23,124	15,661	-
	185,990	170,329	15,661	-

c)	Market risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

ii)	Foreign Currency Risk

As at December 31, 2025, the Company is exposed to currency risk on the following financial assets and liabilities denominated in Canadian Dollars (“CAD”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the CAD against the U.S. dollar is included in the table below in U.S. dollar equivalents:

CAD
$
Cash	345,475
Accounts payable and accrued liabilities	(332,506)
Net exposure	12,969

Effect of +/- 10% change in currency	1,297

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

There have been no changes in any risk management policies since December 31, 2024.

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Capital Management

The Company defines the capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns for its shareholders and to provide benefits for its other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

The Company includes the following items in its managed capital as at the following periods:

Equity is comprised of:	December 31, 2025	December 31 2024
	$	$
Share capital	20,183,547	18,493,571
Reserves	5,778,074	6,039,078
Obligation to issue shares	-	24,746
Accumulated other comprehensive loss	(52,605)	(52,605)
Deficit	(23,824,557)	(21,168,253)

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. There were no changes during the year ended December 31, 2025. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

OUTSTANDING SHARE DATA

The Company has an unlimited number of unauthorized common shares without par value.

Type of Security	Common shares
As of February 25, 2026	(number)
Issued and outstanding	6,962,218
Stock options	149,761
Share purchase warrants	3,309,880
Fully diluted shares outstanding	10,421,859

RISKS RELATED TO THE BUSINESS

An investment in the Company is speculative and involves a high degree of risk. Accordingly, prospective investors should carefully consider the specific risk factors set out below, in addition to the other information contained in this MD&A, before making any decision to invest in the Company. The directors and officers of the Company consider the following risks and other factors to be the most significant for potential investors in the Company, but the risks listed do not necessarily comprise all those associated with an investment in the Company and are not set out in any particular order of priority. Additional risks and uncertainties not currently known to the Company’s directors and officers may also have an adverse effect on the Company’s business. If any of the following risks actually occur, the Company’s business, financial condition, capital resources, results or future operations could be materially adversely affected. In such a case, the price of the common shares could decline, and investors may lose all or part of their investments.

For additional discussion on XORTX’s risks, refer to the “Risk Factors” section of the Company’s Annual Information Form and the Form 20-F for the year ended December 31, 2025, as well as to the “Forward Looking Statements” section of this MD&A.

19

Speculative Nature of Investment Risk

An investment in the common shares of the Company carries a high degree of risk and should be considered as a speculative investment by purchasers. The Company has limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the near future. The Company’s programs are in the development stage. Operations are not yet sufficiently established such that the Company can mitigate the risks associated with its planned activities.

Limited Operating History

The Company does not currently generate revenue from the sale of products. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and its likelihood of success must be considered in light of the early stage of its operations.

Negative Cash Flow for the Foreseeable Future

The Company has no history of earnings or cash flow from operations. The Company does not expect to generate material revenue or achieve self-sustaining operations for several years, if at all. To the extent that the Company will have negative cash flow in future periods, it will need to allocate a portion of its cash reserves to fund such negative cash flow.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its management. While employment agreements are customarily used as a primary method of retaining the services of key employees, those agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results and/or financial condition.

Clinical trials for potential drug candidates are expensive and time consuming, and their outcomes are uncertain.

Before the Company can obtain regulatory approval for the commercial sale of any drug candidate or attract major pharmaceutical companies with which to collaborate, it will be required to complete extensive clinical trials to demonstrate the safety and efficacy of its drug candidates. Clinical trials are expensive and are difficult to design and implement. The clinical trial process is time-consuming and can often be subject to unexpected delays. These delays relate to various causes, including but not limited to: inability to manufacture or obtain sufficient quantities of materials for use in clinical trials; delays arising from collaborative partnerships; delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study; delays, suspensions or termination of clinical trials by the applicable institutional review board or independent ethics board responsible for overseeing the study to protect research subjects; delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites; slow rates of patient recruitment and enrollment; uncertain dosing issues; inability or unwillingness of medical investigators to follow clinical protocols; variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria; scheduling conflicts; difficulty in maintaining contact with subjects after treatment resulting in incomplete data; unforeseen safety issues or side effects; lack of efficacy during clinical trials; reliance on clinical research organizations to efficiently and properly conduct clinical trials in accord with contracted arrangements and regulations or other regulatory delays.

20

Risks Related to Food and Drug Administration (FDA) Approval

In the United States, the FDA regulates the approval of therapeutics and the FDA notification and approval process requires substantial time, effort and financial resources to navigate. The Company cannot be certain that any approvals for its products will be granted on a timely basis, if at all. Other jurisdictions outside of the US have similar government regulatory bodies and requirements that the Company must meet prior to selling products in those jurisdictions.

The Company faces risks, expenses, shifts, changes and difficulties as do all companies whose businesses are regulated by various federal, state and local governments. The regulatory environment is ever changing particularly under the current US administration, the full impact of which is not yet understood. Changing regulations and any failure to follow applicable regulatory requirements will have a materially negative impact on the business of the Company. Furthermore, future changes in legislation cannot be predicted and could irreparably harm the business of the Company.

Intellectual Property Rights

The Company could be adversely affected if it does not adequately protect its intellectual property. The Company regards its marks, rights, and trade secrets and other intellectual property as critical to its success. To protect its investments and the Company’s intellectual property, it may rely on a combination of patents, trademark and copyright law, trade secret protection and confidentiality agreements and other contractual arrangements with its employees, clients, strategic partners, acquisition targets and others. There can be no assurance that the steps taken by the Company to protect its Intellectual Property will be adequate or that third parties will not infringe or misappropriate the Company’s copyrights, trademarks and similar proprietary rights, or that the Company will be able to detect unauthorized use of its Intellectual Property and take appropriate steps to enforce its rights. In addition, although the Company believes that its Intellectual Property does not infringe on the intellectual property rights of others, there can be no assurance that other parties will not assert infringement claims against the Company. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

The Company will rely on trade secrets to protect technology where it does not believe patent protection is appropriate or obtainable. Trade secrets are difficult to protect. While commercially reasonable efforts to protect trade secrets will be used, strategic partners, employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose information to competitors.

If the Company is not able to defend patents or trade secrets, then it will not be able to exclude competitors from developing or marketing competing products, and the Company may not generate enough revenue from product sales to justify the cost of development of those products and to achieve or maintain profitability.

The results of preclinical and non-pivotal clinical trials are not necessarily predictive of future favorable results.

Preclinical tests and early clinical trials are primarily designed to test the safety and to understand the side effects of drug candidates and to explore efficacy at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later ones.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources. A failure in the demand for its products to materialize as a result of competition, technological change, or other factors could have a materially adverse effect on the business, results of operations and financial condition of the Company.

21

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and could adversely affect the market price of the Company’s common shares. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

Commercial success of the Company will depend in part on not infringing the patents and proprietary rights of other parties, and on enforcing its own patents and proprietary rights against others. The Company’s research and development programs are in highly competitive fields in which numerous third parties have issued patents and pending patent applications with claims closely related to the subject matter of the Company’s programs. The Company is not currently aware of any Intellectual Property related litigation or other proceedings or claims by third parties regarding its technologies or methods.

While it is the practice of the Company to undertake pre-filing searches and analyses of developing technologies, it cannot guarantee that it has identified every patent or patent application that may be relevant to the research, development, or commercialization of its products. Moreover, it cannot assure that third parties will not assert invalid, erroneous, or frivolous patent infringement claims.

Uninsurable Risks

The business of the Company may not be insurable or, insurance may not be purchased due to high cost. Should non-insured liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company.

The market price of the Company’s common shares may be subject to wide fluctuations.

The market price of the Company’s common shares may be subject to wide fluctuations in response to many factors, including variability in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects of the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control. In addition, stock markets have from time-to-time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price of the Company’s common shares.

Dividends

The Company has no earnings or dividend record and does not anticipate paying any dividends on the common shares in the foreseeable future.

Dilution

The financial risk of the Company’s future activities will be borne to a significant degree by purchasers of common shares. If the Company issues common shares from its treasury for financing purposes, purchasers will suffer additional dilution and control of the Company could change.

Rapid Technological Change

The business of the Company is subject to rapid technological changes. Failure to keep up with such changes may adversely affect the business of the Company. The Company is subject to the risks of companies operating in the medical and healthcare business. The market in which the Company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements, and changing customer demands. As a result, an investment in shares of the Company is highly speculative and is only suitable for investors who recognize the high risks involved and can afford a total loss of their investment.

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Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire businesses, technologies, services or products that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition. Any such future acquisitions of other businesses, technologies, services or products might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

Economic Environment

The Company’s operations could be affected by the economic environment should the unemployment level, interest rates or inflation reach levels that influence consumer trends and consequently, impact the Company’s future sales and profitability.

Global Economy Risk

The ongoing economic problems and downturn of global capital markets has generally made the raising of capital by equity or debt financing more difficult. Access to financing has been negatively impacted by the ongoing global economic risks. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized which could have an adverse impact on the Company’s operations and the trading price of the Company’s common shares.

International Conflict

The continued impacts from the Russian invasion of Ukraine, the collapse of financial institutions such as the Silicon Valley Bank, the political and economic uncertainty under the new Trump administration in the U.S., and the resulting inflation and interest rate measures experienced globally, as well as the effects of certain countermeasures taken by central banks may adversely affect the Company. In particular, there continues to exist significant uncertainty about the future relationship between the US and other countries (including Canada) with respect to trade policies, treaties and tariffs and global stock markets have experienced great volatility. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the US. Any of these factors may have a negative impact on the global or Canadian economy, and on the Company’s business, financial condition, and results of operations.

Financial Risk Exposures

The Company may have financial risk exposure to varying degrees relating to the currency of each of the countries where it operates. The level of the financial risk exposure related to currency and exchange rate fluctuations will depend on the Company’s ability to hedge such risk or other protection mechanisms.

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Attracting and keeping senior management and key scientific personnel

The success of the Company depends on the continued ability to attract, retain, and motivate highly qualified management, clinical, and scientific personnel and to develop and maintain important relationships with leading academic institutions, companies, and thought leaders. Allen Davidoff, the Company’s CEO, exercises significant control over the day-to-day affairs of the Company. The Company depends on Dr. Davidoff to engage with third parties and contractors to operate the business.

SEGMENT REPORTING

We view our operations and manage our business in one segment, which is the development and commercialization of biopharmaceuticals, initially focused on the treatment of gout and progressive kidney disease.

TREND INFORMATION

Other than as disclosed elsewhere, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Company’s management is responsible for the presentation and preparation of the financial statements and the MD&A. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators.

The financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information, we must interpret the requirements described above, make determinations as to the relevancy of information included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as anticipated.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting

Management designs and implements internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

The Company's internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

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As at December 31, 2025, there has not been any material change to disclosure controls and procedures and internal controls over financial reporting for the period other than the weakness mitigating steps discussed below. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal controls over financial reporting. As of December 31, 2025, the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) and determined they were not effective due to the existence of a material weakness in the period end closing process and related management review controls. While the Company has implemented enhanced control activities to remediate previously identified material weaknesses, such remedial activities have been determined to not yet be operating effectively. The Company is committed to the continuous development of processes to address new weaknesses and mitigate any associated risks moving forward. Readers of this MD&A and associated financial statements should take this into consideration. A material weakness is a deficiency or a combination of control deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The control framework used to evaluate the effectiveness of the design and operation of the Company's internal controls over financial reporting is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A, other than the work done to address the identified material weaknesses as discussed above.

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